EX-99.2 wpm6kexhibit99-2.htm Q3 2021 FINANCIAL STATEMENTS AND MD&A

2021

THIRD QUARTER REPORT

WHEATON
PRECIOUS METALS

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2021
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the 2020 audited consolidated financial statements, the related MD&A and the 2020 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 46 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of November 4, 2021.

Table of Contents

Overview	3
Operational Overview	4
Highlights	5
Outlook	6
Mineral Stream Interests	7
Mineral Royalty Interest	9
Long-Term Equity Investments	9
Convertible Notes Receivable	12
Summary of Units Produced	14
Summary of Units Sold	15
Quarterly Financial Review [1]	16
Results of Operations and Operational Review	17
Liquidity and Capital Resources	26
Share Capital	33
Financial Instruments	33
Future Changes to Accounting Policies	33
Non-IFRS Measures	35
Subsequent Events	39
Controls and Procedures	39
Attributable Reserves and Resources	40
Cautionary Note Regarding Forward-Looking Statements	46
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [2]

Overview
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange ("NYSE"), the Toronto Stock Exchange ("TSX") and the London Stock Exchange ("LSE") and trades under the symbol WPM.

As of September 30, 2021, the Company has entered into 26 long-term purchase agreements (three of which are early deposit agreements), with 19 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or "PMPA") relating to 24 mining assets which are currently operating, 8 which are at various stages of development and 1 which has been placed in care and maintenance, located in 12 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended September 30, 2021, the per ounce price paid by the Company for the metals acquired under the agreements averaged $464 for gold, $5.06 for silver, $468 for palladium and $5.15 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

COVID-19 Update
Business Continuity and Employee Health and Safety
In accordance with local government restrictions and guidelines, Wheaton temporarily closed its physical offices in mid-March 2020 and successfully transitioned to telecommuting for all of its employees. During the third quarter of 2020, the physical offices were re-opened on a voluntary basis and during the third quarter of 2021, all staff returned to the physical offices on a part-time basis.

Partner Operations
Wheaton has completed a thorough review of operations with our counterparties to better understand their policies and procedures around the COVID-19 pandemic. We have been advised that each operation has a crisis management team in place and will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. During the second quarter of 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of the COVID-19 pandemic, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. All these mining operations resumed operations during the third quarter of 2020 and remained in operation for the balance of 2020 and are currently all in operation. There can be no assurance that our partners’ operations that are currently operational will continue to remain operational, or operate at expected levels, for the duration of the COVID-19 pandemic.

Community Support and Response Fund relative to the COVID-19 pandemic
During the second quarter of 2020, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) in order to support the global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton operates and around the mines from which Wheaton receives precious metals. This fund is incremental to Wheaton's already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world.

To September 30, 2021, the Company has made donations totalling $4 million under this program.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [3]

Operational Overview

	Q3 2021		Q3 2020	Change	YTD 2021		YTD 2020	Change
Units produced
Gold ounces	85,941		90,500	(5.0)%	254,536		274,282	(7.2)%
Silver ounces	6,394		6,028	6.1%	19,880		16,383	21.3%
Palladium ounces	5,105		5,444	(6.2)%	16,175		16,515	(2.1)%
Cobalt pounds	370,522		-	n.a.	1,912,522		-	n.a.
Gold equivalent ounces [2]	184,918		181,184	2.1%	570,153		522,942	9.0%
Silver equivalent ounces [2]	13,314		13,045	2.1%	41,051		37,652	9.0%
Units sold
Gold ounces	67,649		90,101	(24.9)%	232,843		283,310	(17.8)%
Silver ounces	5,487		4,999	9.8%	17,744		14,656	21.1%
Palladium ounces	5,703		5,546	2.8%	14,703		15,460	(4.9)%
Cobalt pounds	131,174		-	n.a.	658,074		-	n.a.
Gold equivalent ounces [2]	152,432		166,611	(8.5)%	504,550		506,610	(0.4)%
Silver equivalent ounces [2]	10,975		11,996	(8.5)%	36,328		36,476	(0.4)%
Change in PBND and Inventory [3]
Gold ounces	14,996		(3,883)	(18,879)	10,692		(22,725)	(33,417)
Silver ounces	82		215	133	(429)		(704)	(275)
Palladium ounces	(1,203)		(268)	935	23		(256)	(279)
Cobalt pounds	214,524		-	(214,524)	1,126,310		-	(1,126,310)
Gold equivalent ounces [2]	16,711		(1,233)	(17,944)	15,864		(32,835)	(48,699)
Silver equivalent ounces [2]	1,203		(89)	(1,292)	1,142		(2,364)	(3,506)
Per unit metrics
Sales price
Gold per ounce	$1,795		$1,906	(5.8)%	$1,798		$1,731	3.9%
Silver per ounce	$23.80		$24.69	(3.6)%	$25.58		$19.55	30.8%
Palladium per ounce	$2,426		$2,182	11.2%	$2,512		$2,134	17.7%
Cobalt per pound	$23.78	$	n.a.	n.a.	$21.09	$	n.a.	n.a.
Gold equivalent per ounce [2]	$1,764		$1,844	(4.3)%	$1,830		$1,599	14.4%
Silver equivalent per ounce [2]	$24.51		$25.61	(4.3)%	$25.42		$22.21	14.5%
Cash costs [4]
Gold per ounce [4]	$464		$428	(8.4)%	$454		$424	(7.1)%
Silver per ounce [4]	$5.06		$5.89	14.1%	$5.87		$5.21	(12.7)%
Palladium per ounce [4]	$468		$383	(22.2)%	$463		$379	(22.2)%
Cobalt per pound [4]	$5.15	$	n.a.	n.a.	$4.67	$	n.a.	n.a.
Gold equivalent per ounce [2]	$410		$421	2.6%	$436		$399	(9.3)%
Silver equivalent per ounce [2]	$5.70		$5.85	2.6%	$6.05		$5.54	(9.2)%
Cash operating margin [4]
Gold per ounce [4]	$1,331		$1,478	(9.9)%	$1,344		$1,307	2.8%
Silver per ounce [4]	$18.74		$18.80	(0.3)%	$19.71		$14.34	37.4%
Palladium per ounce [4]	$1,958		$1,799	8.8%	$2,049		$1,755	16.7%
Cobalt per pound [4]	$18.63	$	n.a.	n.a.	$16.42	$	n.a.	n.a.
Gold equivalent per ounce [2]	$1,354		$1,423	(4.8)%	$1,394		$1,200	16.2%
Silver equivalent per ounce [2]	$18.81		$19.76	(4.8)%	$19.37		$16.67	16.2%
Total revenue	$268,957		$307,268	(12.5)%	$923,468		$810,012	14.0%
Gold revenue	$121,416		$171,734	(29.3)%	$418,734		$490,528	(14.6)%
Silver revenue	$130,587		$123,434	5.8%	$453,924		$286,494	58.4%
Palladium revenue	$13,834		$12,100	14.3%	$36,932		$32,990	11.9%
Cobalt revenue	$3,120		$-	n.a.	$13,878		$-	n.a.
Net earnings	$134,937		$149,875	(10.0)%	$463,063		$350,583	32.1%
Per share	$0.300		$0.334	(10.2)%	$1.029		$0.782	31.6%
Adjusted net earnings [4]	$137,087		$152,007	(9.8)%	$459,848		$353,895	29.9%
Per share [4]	$0.304		$0.338	(10.1)%	$1.022		$0.789	29.5%
Operating cash flows	$201,287		$228,099	(11.8)%	$649,856		$557,480	16.6%
Per share [4]	$0.447		$0.508	(12.0)%	$1.444		$1.243	16.2%
Dividends paid ⁵	$67,541		$44,896	50.4%	$189,027		$134,572	40.5%
Per share	$0.15		$0.10	50.0%	$0.42		$0.30	40.0%

1)	All amounts in thousands except cobalt pounds, gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)
Please refer to the tables on the bottom of pages 17, 18, 21 and 22 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces ("GEOs") and silver-equivalent ounces ("SEOs").

3)
Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measures beginning on page 35 of this MD&A.
5)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

1 Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [4]

Highlights
Operations
•
During the three and nine months ended September 30, 2021, Wheaton generated revenue of $269 million (45% gold, 49% silver, 5% palladium and 1% cobalt) and $923 million (45% gold, 49% silver, 4% palladium and 2% cobalt), with the nine month period representing a record for the Company.

•
During the three and nine months ended September 30, 2021, Wheaton's gold equivalent ounces produced amounted to 184,900 ounces and 570,200 ounces, respectively, an increase of 2.1% and 9.0% as compared to the comparable periods of the prior year, with production for the nine month period representing a record for the Company.

•
During the three and nine months ended September 30, 2021, Wheaton's gold equivalent ounces sold amounted to 152,400 ounces and 504,600 ounces, respectively, a decrease of 8.5% and 0.4% as compared to the comparable periods of the prior year.

•
During the three and nine months ended September 30, 2021, gold equivalent payable ounces produced but not delivered (“PBND”) increased by 16,700 and 15,900 ounces, respectively, primarily due to increases at Salobo, as compared to decreases of 1,200 and 32,800 ounces in the comparable periods of the prior year.

•
During the three and nine months ended September 30, 2021, Wheaton generated operating cash flow of $201 million and $650 million, respectively, with the figure for the nine month period representing a record for the Company. This represented a decrease of 12% and an increase of 17% relative to the comparable periods of the prior year.

•	Relative to the comparable three-month period of the prior year:
o	The decrease in attributable gold production was primarily due to lower throughput at Salobo coupled with lower production at Sudbury due to a labour disruption that lasted from June 1 to August 9.
o
The increase in attributable silver production was primarily due to Peñasquito resulting from operational improvements, coupled with the acquisition of the Cozamin and Marmato PMPAs and the resumption of mining at Keno Hill.

o	The decrease in adjusted net earnings was primarily due to lower sales volumes, due primarily to the increase in gold equivalent payable ounces in PBND.
•	Relative to the comparable nine-month period of the prior year:
o
The decrease in attributable gold production was primarily due to the mining of lower grade material at Salobo coupled with the impact of the labour disruption at Sudbury during the second and third quarter of 2021.

o
The increase in attributable silver production was primarily due to Antamina, Peñasquito and Constancia, reflecting the temporary suspension of operations in the prior year due to the COVID-19 pandemic, coupled with the acquisition of the Cozamin and Marmato PMPAs and the resumption of mining at Keno Hill.

o	The increase in adjusted net earnings was primarily due to higher margins resulting from a 14% increase in the realized gold equivalent price.
•	On November 4, 2021, the Board of Directors declared a dividend in the amount of $0.15 per common share.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [5]

Outlook1
Wheaton's estimated attributable production in 2021 is now forecast to be approximately 735,000 to 765,000 gold equivalent ounces2 (“GEOs”) in line with previous guidance of 720,000 to 780,000 GEOs. However, given the strong performances at both Peñasquito, Antamina and Voisey’s Bay, coupled with production being below expectation at Salobo, Wheaton is adjusting the production mix by metal as per the table below.

	Updated Guidance	Original Guidance
Gold ounces	330,000 – 345,000	370,000 – 400,000
Silver ounces (000’s)	25,500 – 26,500	22,500 – 24,000
Other Metals[2] (GEOs)	45,000 – 55,000	40,000 – 45,000
Total GEOs[2]	735,000 – 765,000	720,000 – 780,000

Longer term guidance remains unchanged at an average production of 810,000 GEOs for the five-year period ending 2025 and 830,000 GEOs for the ten-year period ending in 20302.

From a liquidity perspective, the $372 million of cash and cash equivalents as at September 30, 2021 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
2 Gold equivalent forecast production for 2021 and the longer term outlook are based on the following commodity price assumptions: $1,800 / ounce gold, $25 / ounce silver, $2,300 / ounce palladium, and $17.75 / pound of cobalt. Other metal includes palladium and cobalt. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, or additional expansions at Salobo outside of the project currently in construction. In addition, five-year guidance also does not include any production from Rosemont, Toroparu, Kutcho, or the Victor project at Sudbury.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [6]

Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Unit Production Payment [2,3]	Total Upfront Consideration Paid to Date ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q3-2021 Inventory & PBND [3,4]	Term ¹	Date of Original Contract
Gold
Salobo	Vale	BRA	75%	$412	$ 3,059,360	$ 1,558,219	1,555,134	50,925	LOM	28-Feb-13
Sudbury ⁵	Vale	CAN	70%	$400	623,572	227,410	236,752	12,062	20 years	28-Feb-13
Constancia	Hudbay	PER	50% ⁶	$412	135,000	94,861	92,810	3,541	LOM	8-Aug-12
San Dimas	FM	MEX	variable ⁷	$618	220,000	133,033	138,066	3,998	LOM	10-May-18
Stillwater ⁸	Sibanye	USA	100%	18% of spot	237,880	50,565	39,072	5,256	LOM	16-Jul-18
Other					454,342	509,070	512,579	5,464
Minto	PERE	CAN	100% ⁹	65%² of spot					LOM	20-Nov-08
Rosemont	Hudbay	USA	100%	$450					LOM	10-Feb-10
777 ¹⁰	Hudbay	CAN	50%	$429					LOM	8-Aug-12
Marmato ¹¹	Aris	CO	6.5% ¹¹	18% of spot					LOM	5-Nov-20
Santo Domingo	Capstone	CHL	100% ¹²	18% of spot					LOM	24-Mar-21
					$ 4,730,154	$ 2,573,158	2,574,413	81,246
Silver
Peñasquito	Newmont	MEX	25%	$4.29	$ 485,000	$ 1,131,947	66,029	812	LOM	24-Jul-07
Antamina	Glencore	PER	33.75% ¹³	20% of spot	900,000	505,217	34,351	1,527	LOM	3-Nov-15
Constancia	Hudbay	PER	100%	$6.08	294,900	150,110	12,679	159	LOM	8-Aug-12
Other					1,034,135	1,387,771	96,969	1,558
Los Filos	Equinox	MEX	100%	$4.53					25 years	15-Oct-04
Zinkgruvan	Lundin	SWE	100%	$4.46					LOM	8-Dec-04
Yauliyacu	Glencore	PER	100% ¹⁴	$8.98					LOM	23-Mar-06
Stratoni	Eldorado	GRC	100%	$11.54					LOM	23-Apr-07
Neves-Corvo	Lundin	PRT	100%	$4.38					50 years	5-Jun-07
Aljustrel	Almina	PRT	100% ¹⁵	50% of spot					50 years	5-Jun-07
Keno Hill	Alexco	CAN	25%	variable ²					LOM	2-Oct-08
Minto	PERE	CAN	100%	$4.31					LOM	20-Nov-08
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90					LOM	8-Sep-09
Rosemont	Hudbay	USA	100%	$3.90					LOM	10-Feb-10
777 ¹⁰	Hudbay	CAN	100%	$6.32					LOM	8-Aug-12
Navidad	PAAS	ARG	12.5%	$4.00					LOM	n/a ¹⁶
Marmato ¹¹	Aris	CO	100% ¹¹	18% of spot					LOM	5-Nov-20
Cozamin	Capstone	MEX	50% ¹⁷	10% of spot					LOM	10-Dec-20
					$ 2,714,035	$ 3,175,045	210,028	4,056
Palladium
Stillwater ⁸	Sibanye	USA	4.5% ¹⁸	18% of spot	$ 262,120	$ 99,909	64,152	5,619	LOM	16-Jul-18
Cobalt
Voisey's Bay	Vale	CAN	42.4% ¹⁹	18% of spot	$ 390,000	$ 1,244	658,074	1,126,310	LOM	11-Jun-18
Total					$ 8,096,309	$ 5,849,356

1)
Abbreviations as follows: FM = First Majestic Silver Corp; PERE = Pembridge Resources plc; PAAS = Pan American Silver Corp; BRA = Brazil; CAN = Canada; CHL = Chile, PER = Peru; MEX = Mexico; USA = United States; SWE = Sweden; GRC = Greece; PRT = Portugal; ARG = Argentina; CO = Colombia; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 29 of this MD&A for more information.
3)
All figures in thousands except gold and palladium ounces as well as cobalt pounds and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 30 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.

4)	Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received.
5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of September 30, 2021, the Company has received approximately $227 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. As a result of a labour disruption that lasted from June 1, 2021 to August 9, 2021, the term of the agreement was extended by 69 days.

6)
On May 10, 2021, Wheaton and Hudbay agreed to amend the Constancia streaming agreement so that Hudbay would no longer be required to deliver an additional 8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from Pampacancha by June 30, 2021. As part of this amendment, Hudbay has agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha and if Hudbay mines and processes four million tonnes of ore from Pampacancha by December 31, 2021, the Company will make an additional deposit payment of $4 million to Hudbay.

7)
The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. The current ratio is 70:1.

8)	Comprised of the Stillwater and East Boulder gold and palladium interests.
9)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)
As of September 30, 2021, the Company has received approximately $347 million of operating cash flows from the 777 stream. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term.

11)	Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver, the attributable gold and silver production will be reduced to 3.25% and 50%.
12)	Once the Company has received 285,000 ounces of gold the Company’s attributable gold production will be reduced to 67%.
13)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
14)	Per annum the Company will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess.
15)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
16)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
17)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
18)
Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

19)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production will be reduced to 21.2%.

1 Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [7]

Updates on the Mineral Stream Interests

Proposed Acquisition – Fenix Gold PMPA
On July 20, 2021, the Company signed a non-binding term sheet with Rio2 Limited (“Rio2”) to enter into a PMPA in connection with the Fenix Gold Project located in Chile. Under the terms of the proposed PMPA, the Company will acquire 6% of the gold production until 90,000 ounces have been delivered and 4% of the gold production until 140,000 ounces have been delivered, after which the stream drops to 3.5% for the life of mine. In addition, under the proposed PMPA, the Company will pay a total upfront cash consideration of $50 million, $25 million of which is payable upon closing, subject to certain conditions, and $25 million payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Gold Project, and certain other conditions. In addition, the Company will make ongoing delivery payments equal to approximately 18% of the spot price until the value of gold delivered less the production payment is equal to the upfront consideration of $50 million, at which point the production payment will increase to 22% of the spot gold price. The entering into of the PMPA is subject to, among other matters, the negotiation and completion of definitive documentation.
Salobo – Mill Throughput Expansion
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). As per Vale S.A.’s (“Vale”) third quarter 2018 report, in October 2018 Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. According to Vale S.A.’s (“Vale”) Third Quarter 2021 Performance Report, physical completion of the Salobo III mine expansion was 81% at the end of the third quarter and is on track for start-up in the second half of 2022.
Salobo – Conveyor Belt Fire
On October 5, 2021, Vale reported that it had suspended production of copper concentrate at Salobo after a fire partially affected a conveyor belt, though other activities, including mine and maintenance operations, were running as usual. On October 22, 2021, Vale announced the resumption of the conveyor belt operations after an 18-day suspension with ramp up of copper concentrates production by October 25, 2021.
Los Filos – Illegal Blockade
On June 22, 2021, Equinox Gold (“Equinox”) reported that mining activities at its Los Filos mine in Mexico had been temporarily suspended as the result of illegal blockades by a group of unionized employees and members of the Xochipala community. As of August 3, 2021, Equinox has reported that the community blockade has been removed and regular operations have resumed in all areas of the mine.

Voisey’s Bay – Underground Mine Extension
As per Vale’s Third Quarter 2021 Performance Report, physical completion of the Voisey’s Bay underground mine extension, which includes developing two underground mines - Reid Brook and Eastern Deeps - was 70% at the end of the third quarter.

Stratoni – Suspension of Operations
As per Eldorado Gold Corporation’s (“Eldorado”) third Quarter 2021 MD&A, operations at the Stratoni mine will be suspended in Q4 2021. Eldorado reports that the mine will be placed on care and maintenance while exploration drilling continues with the goal of expanding reserves and resources, and that they will evaluate resuming operations subject to exploration success and positive results of further technical and economic review.

Rosemont – Copper World Project
Hudbay Minerals Inc. (“Hudbay”) announced on September 22, 2021, the intersection of additional high-grade copper sulphide and oxide mineralization on its wholly-owned patented mining claims located within close proximity of its Rosemont copper project in Arizona (“Copper World”). To date, seven deposits have been identified at Copper World with a combined strike length of over seven kilometres. As of June 30, 2021, approximately 166 holes were completed totaling over 91,000 feet of drilling. Hudbay expects to publish an initial inferred mineral resource estimate for Copper World before the end of 2021, and these mineral resource estimates will form the basis for a preliminary economic assessment (“PEA”) expected to be released by Hudbay in the first half of 2022. The Copper World discovery is included in Wheaton's area of interest under the PMPA.

Antamina – Temporary Suspension of Operations
As per Compañía Minera Antamina S.A.’s (the operating company of Antamina) news release dated October 31, 2021, operations at Antamina have been temporarily suspended to ensure the health and safety of its workforce and other stakeholders following recent protests in Peru.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [8]

Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement	Date of Original Contract
Toroparu	Gran Colombia	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	11,500	128,500	140,000	25% ³	100% ³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100% ⁴	100% ⁴	Life of Mine	14-Dec-17
			$34,000	$324,500	$358,500
1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 30 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

Toroparu – Gold X Acquisition by Gran Colombia Gold Corp. (“Gran Colombia”)
On June 4, 2021, Gold X Mining Corp. (“Gold X”) announced the completion of the previously announced plan of arrangement pursuant to which Gran Colombia Gold Corp., (“Gran Colombia”) has acquired all of the issued and outstanding common shares of Gold X.

Mineral Royalty Interests
On January 5, 2021, the Company paid $3 million for a 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Brewery Creek quartz mineral claims owned by Golden Predator Exploration Ltd. (“Golden Predator”) located in the Yukon Territories, Canada and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”).  The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.

Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Long-Term Equity Investments
The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at September 30, 2021 and December 31, 2020:

	September 30	December 31
(in thousands)	2021	2020
Common shares held	$70,495	$196,241
Warrants held	1,246	3,637
Total long-term equity investments	$71,741	$199,878

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [9]

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and nine months ended September 30, 2021 and 2020 is presented below:

Common Shares Held

	Three Months Ended September 30, 2021
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2021	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2021	Realized Gain on Disposal
Bear Creek	13,264	10.67%	$ 17,338	$ -	$ -	$ (6,407)	$ 10,931	$ -
Sabina	11,700	3.29%	16,520	-	-	(3,113)	13,407	-
Other			50,029	5,076	-	(8,948)	46,157	-
Total			$ 83,887	$ 5,076	$ -	$ (18,468)	$ 70,495	$ -

1)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended September 30, 2020
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2020	Cost of Additions [1]	Proceeds of Disposition [2]	Fair Value Adjustment Gains (Losses) [3]	Fair Value at Sep 30, 2020	Realized Gain on Disposal
Bear Creek	13,264	11.80%	$ 23,555	$ -	$ -	$ 7,769	$ 31,324	$ -
Sabina	11,700	3.59%	16,741	-	-	5,889	22,630	-
First Majestic	17,240	8.00%	201,384	-	(37,748)	(16)	163,620	16,089
Other			20,691	22,211	(11,706)	3,237	34,433	4,140
Total			$ 262,371	$ 22,211	$ (49,454)	$ 16,879	$ 252,007	$ 20,229

1)	Includes 4,467,317 common shares of Gold X received upon the conversion of the Gold X Convertible Note see page 13 of this MD&A for more information
2)	Disposals of shares classified as Other were initiated as the holdings were no longer considered to have strategic value.
3)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [10]

	Nine Months Ended September 30, 2021
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2021	Realized Gain on Disposal
Bear Creek	13,264	10.67%	$ 32,609	$ -	$ -	$ (21,678)	$ 10,931	$ -
Sabina	11,700	3.29%	30,233	-	-	(16,826)	13,407	-
First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530
Other			37,415	7,453	-	1,289	46,157	-
Total			$ 196,241	$ 7,453	$ (112,188)	$ (21,011)	$ 70,495	$ 60,530

1)	Disposals during 2021 were made in order to capitalize on the share appreciation resulting from the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Nine Months Ended September 30, 2020
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2019	Cost of Additions [1]	Proceeds of Disposition [2]	Fair Value Adjustment Gains (Losses) [3]	Fair Value at Sep 30, 2020	Realized Gain on Disposal
Bear Creek	13,264	11.80%	$ 27,983	$ -	$ -	$ 3,341	$ 31,324	$ -
Sabina	11,700	3.59%	17,296	-	-	5,334	22,630	-
First Majestic	17,240	8.00%	248,137	-	(37,748)	(46,769)	163,620	16,089
Other			16,341	23,571	(11,829)	6,350	34,433	4,170
Total			$ 309,757	$ 23,571	$ (49,577)	$ (31,744)	$ 252,007	$ 20,259

1)	Includes 4,467,317 common shares of Gold X received upon the conversion of the Gold X Convertible Note see page 13 of this MD&A for more information.
2)	Disposals of shares classified as Other were initiated as the holdings were no longer considered to have strategic value.
3)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [11]

Convertible Notes Receivable
Kutcho Copper Corp.
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first seven interest payments, with all deferred payments being due no later than December 31, 2023. The deferred interest carries interest at 15% per annum, compounded semi-annually.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.
Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement, the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note carried interest at 10% per annum, compounded semi-annually and payable annually.

Effective July 14, 2020, the Company elected to convert the outstanding principal on the Gold X Convertible Note into common shares of Gold X at Cdn$3.20 per share, with the outstanding amounts being converted into Canadian dollars using the exchange rate published by the Bank of Canada on July 13, 2020. In addition, the accrued interest on the Gold X Convertible Note was converted to common shares of Gold X at Cdn$3.57 per share. As a result, on July 14, 2020, the Company received 4,467,317 common shares of Gold X and the Gold X Convertible Note was retired.

On June 4, 2021, Gran Colombia Gold Corp. (“Gran Colombia”) completed the acquisition of all of the issued and outstanding common shares of Gold X and as a result, all of the Company’s common shares of Gold X were exchanged for common shares of Gran Colombia at an exchange rate of 0.6948 common shares of Gran Colombia for each Gold X common share.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [12]

Convertible Notes Receivable Valuation Summary
The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

The value of the Gold X Convertible Note, which was converted into common shares of Gold X effective July 14, 2020, was determined by reference to the value of the shares received. Prior to electing to convert this convertible note receivable into common shares of Gold X, the Gold X Convertible Note was revalued quarterly using the same methodology as the Kutcho Convertible Note above.

A summary of the fair value of these convertible instruments and the fair value changes recognized as a component of the Company’s net earnings during the three and nine months ended September 30, 2021 and 2020 is presented below:

Three Months Ended September 30, 2021
(in thousands)	Fair Value at Jun 30, 2021	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2021
Kutcho	$ 15,979	$ -	$ -	$ (490)	$ 15,489

Three Months Ended September 30, 2020
(in thousands)	Fair Value at Jun 30, 2020	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2020
Kutcho	$ 10,836	$ -	$ -	$ -	$ 10,836
Gold X	13,497	-	(12,402)	(1,095)	-
Total	$ 24,333	$ -	$ (12,402)	$ (1,095)	$ 10,836

Nine Months Ended September 30, 2021
(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2021
Kutcho	$ 11,353	$ -	$ -	$ 4,136	$ 15,489

Nine Months Ended September 30, 2020
(in thousands)	Fair Value at Dec 31, 2019	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2020
Kutcho	$ 11,837	$ -	$ -	$ (1,001)	$ 10,836
Gold X	10,019	-	(12,402)	2,383	-
Total	$ 21,856	$ -	$ (12,402)	$ 1,382	$ 10,836

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [13]

Summary of Units Produced

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Gold ounces produced ²
Salobo	55,205	55,590	46,622	62,854	63,408	59,104	62,575	74,716
Sudbury [3]	465	4,563	7,004	6,659	3,798	9,257	7,795	6,468
Constancia [8]	8,533	5,519	2,453	3,929	3,780	3,470	3,681	4,757
San Dimas [4,8]	11,936	11,478	10,491	11,652	9,228	6,074	11,318	11,352
Stillwater [5]	2,949	2,962	3,041	3,290	3,176	3,222	2,955	3,585
Other
Minto [6]	1,703	3,206	2,638	789	1,832	2,928	2,124	2,189
777 [9]	4,717	5,035	6,280	2,866	5,278	4,728	4,551	3,987
Marmato	433	1,713	-	-	-	-	-	-
Total Other	6,853	9,954	8,918	3,655	7,110	7,656	6,675	6,176
Total gold ounces produced	85,941	90,066	78,529	92,039	90,500	88,783	94,999	107,054
Silver ounces produced [2]
Peñasquito [8]	2,180	2,026	2,202	2,014	1,992	967	2,658	1,895
Antamina [8]	1,548	1,558	1,577	1,930	1,516	612	1,311	1,342
Constancia [8]	521	468	406	478	430	254	461	632
Other
Los Filos [8]	12	26	31	6	17	14	29	55
Zinkgruvan	658	457	420	515	498	389	662	670
Yauliyacu [8]	432	821	737	454	679	273	557	358
Stratoni	8	164	165	185	156	148	183	147
Minto [6]	25	33	21	16	15	19	18	18
Neves-Corvo	362	408	345	420	281	479	377	385
Aljustrel	314	400	474	440	348	388	352	325
Cozamin	199	183	230	-	-	-	-	-
Marmato	10	39	-	-	-	-	-	-
Keno Hill	44	55	27	-	-	-	-	-
777 [9]	81	83	130	51	96	108	96	81
Total Other	2,145	2,669	2,580	2,087	2,090	1,818	2,274	2,039
Total silver ounces produced	6,394	6,721	6,765	6,509	6,028	3,651	6,704	5,908
Palladium ounces produced ²
Stillwater [5]	5,105	5,301	5,769	5,672	5,444	5,759	5,312	6,057
Cobalt pounds produced ²
Voisey's Bay	370,522	379,757	1,162,243 ¹⁰	-	-	-	-	-
GEOs produced [7]	184,918	193,927	191,308	189,682	181,184	146,857	194,901	196,850
SEOs produced [7]	13,314	13,963	13,774	13,657	13,045	10,574	14,033	14,173
Average payable rate [2]
Gold	96.2%	95.8%	95.0%	95.2%	95.3%	94.7%	95.1%	95.6%
Silver	86.6%	87.0%	86.6%	86.3%	86.1%	81.9%	85.6%	85.3%
Palladium	94.5%	95.0%	91.6%	93.6%	94.0%	90.8%	91.0%	92.2%
Cobalt	93.3%	93.3%	93.3%	n.a.	n.a.	n.a.	n.a.	n.a.
GEO [7]	91.2%	91.7%	90.4%	91.1%	91.1%	89.8%	90.4%	91.5%

1)	All figures in thousands except cobalt pounds and gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)
Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q3-2021 - 472,000 ounces; Q2-2021 - 467,000 ounces; Q1-2021 - 429,000 ounces; Q4-2020 - 485,000 ounces; Q3-2020 - 420,000 ounces; Q2-2020 - 276,000 ounces; Q1-2020 - 419,000 ounces; Q4-2019 - 415,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2021.

8)
Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted. Additionally, operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community and had been temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.

9)	Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip.
10)
Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey's Bay mine. As per the PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey's Bay mine in the previous quarter.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [14]

Summary of Units Sold
	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Gold ounces sold
Salobo	35,185	57,296	51,423	53,197	59,584	68,487	74,944	58,137
Sudbury [2]	1,915	6,945	3,691	7,620	7,858	7,414	4,822	7,394
Constancia [7]	8,159	2,321	1,676	3,853	4,112	3,024	3,331	5,108
San Dimas [7]	11,346	11,214	10,273	11,529	9,687	6,030	11,358	11,499
Stillwater [3]	2,820	2,574	3,074	3,069	3,015	3,066	3,510	2,925
Other
Minto [4]	1,907	2,359	2,390	1,540	-	-	-	-
777	5,879	5,694	2,577	5,435	5,845	4,783	2,440	4,160
Marmato	438	1,687	-	-	-	-	-	-
Total Other	8,224	9,740	4,967	6,975	5,845	4,783	2,440	4,160
Total gold ounces sold	67,649	90,090	75,104	86,243	90,101	92,804	100,405	89,223
Silver ounces sold
Peñasquito [7]	2,210	1,844	2,174	1,417	1,799	1,917	2,310	1,268
Antamina [7]	1,502	1,499	1,930	1,669	1,090	788	1,244	1,227
Constancia [7]	484	295	346	442	415	254	350	672
Other
Los Filos [7]	12	42	27	-	19	25	37	26
Zinkgruvan	354	355	293	326	492	376	447	473
Yauliyacu [7]	182	601	1,014	15	580	704	9	561
Stratoni	41	167	117	169	134	77	163	120
Minto [4]	24	29	26	20	-	-	-	-
Neves-Corvo	193	215	239	145	201	236	204	154
Aljustrel	155	208	257	280	148	252	123	121
Cozamin	170	168	173	-	-	-	-	-
Marmato	10	35	-	-	-	-	-	-
Keno Hill	51	33	12	-	-	-	-	-
777	99	109	49	93	121	100	41	62
Total Other	1,291	1,962	2,207	1,048	1,695	1,770	1,024	1,517
Total silver ounces sold	5,487	5,600	6,657	4,576	4,999	4,729	4,928	4,684
Palladium ounces sold
Stillwater [3]	5,703	3,869	5,131	4,591	5,546	4,976	4,938	5,312
Cobalt pounds sold
Voisey's Bay	131,174	394,623	132,277	-	-	-	-	-
GEOs sold [5]	152,432	176,700	175,419	155,665	166,611	164,844	175,154	161,066
SEOs sold [5]	10,975	12,722	12,630	11,208	11,996	11,869	12,611	11,597
Cumulative payable units PBND [6]
Gold ounces	81,246	66,250	70,072	70,555	75,750	79,632	88,383	98,475
Silver ounces	4,056	3,975	3,738	4,486	3,437	3,222	4,961	4,142
Palladium ounces	5,619	6,822	5,373	5,597	4,616	4,883	4,875	4,872
Cobalt pounds	637,986	777,304	819,819	-	-	-	-	-
GEO [5]	151,056	137,835	136,933	140,008	129,391	130,623	163,521	162,225
SEO [5]	10,423	9,372	9,277	10,081	9,316	9,405	11,774	11,680
Inventory on hand
Cobalt pounds	488,324	134,482	132,277	-	-	-	-	-
1)	All figures in thousands except cobalt pounds and gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2021.

6)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
7)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [15]

Quarterly Financial Review 1

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Q3 2021	Q2 2021	Q1 2021	Q4 2020		Q3 2020		Q2 2020		Q1 2020		Q4 2019
Gold ounces sold	67,649	90,090	75,104		86,243		90,101		92,804		100,405		89,223
Realized price [2]	$1,795	$1,801	$1,798		$1,882		$1,906		$1,716		$1,589		$1,483
Gold sales	$121,416	$162,293	$135,025		$162,299		$171,734		$159,272		$159,522		$132,342
Silver ounces sold	5,487	5,600	6,657		4,576		4,999		4,729		4,928		4,684
Realized price [2]	$23.80	$26.69	$26.12		$24.72		$24.69		$16.73		$17.03		$17.36
Silver sales	$130,587	$149,455	$173,883		$113,131		$123,434		$79,142		$83,917		$81,296
Palladium ounces sold	5,703	3,869	5,131		4,591		5,546		4,976		4,938		5,312
Realized price [2]	$2,426	$2,797	$2,392		$2,348		$2,182		$1,917		$2,298		$1,804
Palladium sales	$13,834	$10,822	$12,275		$10,782		$12,100		$9,540		$11,350		$9,584
Cobalt pounds sold	131,174	394,623	132,277		n.a.		n.a.		n.a.		n.a.		n.a.
Realized price [2]	$23.78	$19.82	$22.19	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.
Cobalt sales	$3,120	$7,823	$2,936	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.
Total sales	$268,957	$330,393	$324,119		$286,212		$307,268		$247,954		$254,789		$223,222
Cash cost [2,3]
Gold / oz	$464	$450	$450		$433		$428		$418		$426		$426
Silver / oz	$5.06	$6.11	$6.33		$5.51		$5.89		$5.23		$4.50		$5.13
Palladium / oz	$468	$503	$427		$423		$383		$353		$402		$321
Cobalt / lb	$5.15	$4.41	$4.98	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.
Depletion [2]
Gold / oz	$337	$390	$374		$397		$404		$405		$389		$417
Silver / oz	$5.21	$5.40	$5.82		$5.16		$4.36		$4.01		$4.80		$5.12
Palladium / oz	$442	$442	$442		$428		$428		$428		$428		$470
Cobalt / lb	$8.17	$8.17	$8.17	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.
Net earnings	$134,937	$166,124	$162,002		$157,221		$149,875		$105,812		$94,896		$77,524
Per share
Basic	$0.300	$0.369	$0.360		$0.350		$0.334		$0.236		$0.212		$0.173
Diluted	$0.299	$0.368	$0.360		$0.349		$0.332		$0.235		$0.211		$0.173
Adjusted net earnings [3]	$137,087	$161,626	$161,133		$149,441		$152,007		$97,354		$104,534		$74,471
Per share
Basic	$0.304	$0.359	$0.358		$0.333		$0.338		$0.217		$0.233		$0.166
Diluted	$0.303	$0.358	$0.358		$0.331		$0.336		$0.216		$0.233		$0.166
Cash flow from operations	$201,287	$216,415	$232,154		$207,962		$228,099		$151,793		$177,588		$131,867
Per share [3]
Basic	$0.447	$0.481	$0.516		$0.463		$0.508		$0.338		$0.397		$0.295
Diluted	$0.446	$0.480	$0.515		$0.461		$0.505		$0.337		$0.396		$0.294
Dividends declared	$67,541	$63,009	$58,478		$53,914		$44,896		$44,861		$44,815		$40,252
Per share	$0.15	$0.14	$0.13		$0.12		$0.10		$0.10		$0.10		$0.09
Total assets	$6,046,740	$5,981,466	$5,928,412		$5,957,272		$6,091,187		$6,134,044		$6,076,941		$6,278,007
Total liabilities	$42,387	$38,202	$104,985		$242,701		$539,849		$717,101		$838,715		$952,087
Total shareholders' equity	$6,004,353	$5,943,264	$5,823,427		$5,714,571		$5,551,338		$5,416,943		$5,238,226		$5,325,920

1)	All figures in thousands except cobalt pounds, gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as US$ per ounce and for cobalt per pound.
3)	Refer to discussion on non-IFRS beginning on page 35 of this MD&A.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [16]

Results of Operations and Operational Review
The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2021
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit) [3]	Average Depletion ($'s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	55,205	35,185	$1,795	$412	$374	$63,154	$35,504	$50,404	$2,455,567
Sudbury [4]	465	1,915	1,794	400	1,024	3,436	708	2,242	308,158
Constancia	8,533	8,159	1,795	411	315	14,645	8,723	11,487	101,741
San Dimas	11,936	11,346	1,795	618	322	20,365	9,693	13,351	171,617
Stillwater	2,949	2,820	1,795	326	397	5,061	3,024	4,144	220,949
Other [5]	6,853	8,224	1,794	590	38	14,755	9,586	9,887	64,985
	85,941	67,649	$1,795	$464	$337	$121,416	$67,238	$91,515	$3,323,017
Silver
Peñasquito	2,180	2,210	$24.09	$4.29	$3.55	$53,259	$35,932	$43,776	$328,470
Antamina	1,548	1,502	23.99	4.80	7.53	36,000	17,503	28,993	589,816
Constancia	521	484	24.09	6.05	7.56	11,668	5,076	9,033	208,537
Other [6]	2,145	1,291	22.97	6.33	4.49	29,660	15,686	24,011	602,796
	6,394	5,487	$23.80	$5.06	$5.21	$130,587	$74,197	$105,813	$1,729,619
Palladium
Stillwater	5,105	5,703	$2,426	$468	$442	$13,834	$8,644	$11,168	$234,883
Cobalt
Voisey's Bay	370,522	131,174	$23.78	$5.15	$8.17	$3,120	$1,373	$159	$218,144
Operating results						$268,957	$151,452	$208,655	$5,505,663
Other
General and administrative							$(13,595)	$(6,432)
Finance costs							(1,379)	(1,039)
Other							(1,108)	103
Income tax							(433)	-
Total other							$(16,515)	$(7,368)	$541,077
							$134,937	$201,287	$6,046,740

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Rosemont and Santo Domingo gold interests.
6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the three months ended September 30, 2021 were as follows:
Three Months Ended September 30, 2021
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	184,918	152,432	$ 1,764	$ 410	$ 1,354	$ 361	$ 993
Silver equivalent basis [5]	13,314	10,975	$ 24.51	$ 5.70	$ 18.81	$ 5.01	$ 13.80

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 38 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2021.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [17]

Three Months Ended September 30, 2020
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	63,408	59,584		$1,902		$408		$374	$113,319	$66,700	$91,917	$2,529,258
Sudbury [4]	3,798	7,858		1,929		400		831	15,161	5,485	12,018	327,352
Constancia	3,780	4,112		1,902		407		338	7,819	4,758	6,147	106,870
San Dimas	9,228	9,687		1,902		612		315	18,423	9,442	14,309	185,835
Stillwater	3,176	3,015		1,902		345		449	5,734	3,341	4,695	225,688
Other [5]	7,110	5,845		1,929		423		305	11,278	7,022	8,804	9,184
	90,500	90,101		$1,906		$428		$404	$171,734	$96,748	$137,890	$3,384,187
Silver
Peñasquito	1,992	1,799		$24.55		$4.26		$3.24	$44,154	$30,660	$36,492	$355,167
Antamina	1,516	1,090		24.55		4.67		8.74	26,758	12,139	21,666	641,521
Constancia	430	415		24.55		5.99		7.63	10,190	4,538	7,704	220,417
Other [6]	2,090	1,695		24.98		8.37		1.94	42,332	24,859	24,333	475,613
	6,028	4,999		$24.69		$5.89		$4.36	$123,434	$72,196	$90,195	$1,692,718
Palladium
Stillwater	5,444	5,546		$2,182		$383		$428	$12,100	$7,604	$9,977	$243,354
Cobalt
Voisey's Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510
Operating results									$307,268	$176,548	$238,062	$5,547,769
Other
General and administrative										$(21,326)	$(7,239)
Finance costs										(2,766)	(2,820)
Other										(2,624)	96
Income tax										43	-
Total other										$(26,673)	$(9,963)	$543,418
										$149,875	$228,099	$6,091,187

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests as well as the non-operating Rosemont gold interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the three months ended September 30, 2020 were as follows:

Three Months Ended September 30, 2020
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	181,184	166,611	$ 1,844	$ 421	$ 1,423	$ 364	$ 1,059
Silver equivalent basis [5]	13,045	11,996	$ 25.61	$ 5.85	$ 19.76	$ 5.05	$ 14.71
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 38 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2021.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [18]

Gold Production
For the three months ended September 30, 2021, attributable gold production was 85,900 ounces, with the 4,600 ounce decrease from the comparable period in 2020 being primarily attributable to the following factors:
•
8,200 ounce (13%) decrease from Salobo, primarily due to lower throughput in the current period. As it relates to throughput, the two 12 mtpa lines operated at an average rate of approximately 81% of capacity during Q3-2021 as compared to 91% during Q3-2020; and

•
3,300 ounce (88%) decrease from Sudbury, primarily due to the temporary suspension of operations at the mine from June 1, 2021 to August 9, 2021 as a result of a labour dispute (see footnote 5 on page 7 of this MD&A for more information); with these decreases being partially offset by

•
4,800 ounce (126%) increase from Constancia, primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and the increase in fixed recoveries from 55% to 70%, partially offset by the receipt of 2,005 ounces in the third quarter of 2020 as a delay payment for not meeting a mining threshold at Pampacancha deposit whereas no delay payment was received in 2021 (see footnote 6 on page 7 of this MD&A for more information); and

•
2,700 ounce (29%) increase from San Dimas, primarily due to the impact of the silver to gold conversion ratio applicable under the PMPA changing from 70:1 to 90:1 from April 1, 2020 to October 15, 2020 at which time it reverted to 70:1.

Silver Production
For the three months ended September 30, 2021, attributable silver production was 6.4 million ounces, with the 0.4 million ounce increase from the comparable period in 2020 being primarily attributable to the following factors:
•	188,000 ounce (9%) increase from Peñasquito, with throughput, grades and recoveries all being higher;
•	91,000 ounce (21%) increase from Constancia, primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit; and
•
54,000 ounce (3%) increase from Other mines, primarily due to the resumption of mining at Keno Hill and production from the newly acquired Cozamin and Marmato streams, partially offset by lower attributable production at Yauliyacu after achieving the dropdown threshold of 1.5 million ounces (see footnote 8 on page 29 of this MD&A for more information).

Palladium Production
For the three months ended September 30, 2021, attributable palladium production was 5,100 ounces, with the 300 ounce decrease being primarily attributable to lower grades.
Cobalt Production
Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey's Bay mine, with 370,500 pounds of attributable cobalt being produced during the three months ended September 30, 2021.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [19]

Net Earnings
For the three months ended September 30, 2021, net earnings amounted to $135 million, with the $15 million decrease relative to the comparable period of the prior year being attributable to the following factors:
Net earnings for the three months ended September 30, 2020	$149,875
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(6,820)
Payable silver production	8,568
Payable palladium production	(1,697)
Payable cobalt production	8,221
Changes in inventory and PBND	(35,552)
Prices realized per ounce sold	(11,031)
Total decrease to revenue	$(38,311)
Variance in cost of sales due to:
Sales volume	$11,808
Sales mix differences	347
Cash cost per ounce	(847)
Depletion per ounce	1,907
Total decrease to cost of sales	$13,215
Total decrease to gross margin	$(25,096)
Other variances
General and administrative expenses (see page 24)	7,731
Other income / expense (see page 25)	1,516
Finance costs (see page 25)	1,387
Income taxes (see page 25)	(476)
Total decrease in net earnings	$(14,938)
Net earnings for the three months ended September 30, 2021	$134,937

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [20]

Nine Months Ended September 30, 2021
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit) [3]	Average Depletion ($'s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	157,417	143,904	$1,797	$412	$374	$258,549	$145,466	$200,993	$2,455,567
Sudbury [4]	12,032	12,551	1,812	400	1,024	22,742	4,864	17,722	308,158
Constancia	16,505	12,156	1,796	410	315	21,829	13,018	17,040	101,741
San Dimas	33,905	32,833	1,796	616	322	58,981	28,170	38,755	171,617
Stillwater	8,952	8,468	1,796	327	397	15,212	9,083	12,444	220,949
Other [5]	25,725	22,931	1,806	585	67	41,421	26,471	27,981	64,985
	254,536	232,843	$1,798	$454	$369	$418,734	$227,072	$314,935	$3,323,017
Silver
Peñasquito	6,408	6,228	$25.59	$4.29	$3.55	$159,374	$110,552	$132,655	$328,470
Antamina	4,683	4,931	25.66	5.12	7.53	126,484	64,106	100,597	589,816
Constancia	1,395	1,125	25.41	6.03	7.56	28,605	13,306	22,109	208,537
Other [6]	7,394	5,460	25.54	8.31	5.48	139,461	64,166	97,241	602,796
	19,880	17,744	$25.58	$5.87	$5.50	$453,924	$252,130	$352,602	$1,729,619
Palladium
Stillwater	16,175	14,703	$2,512	$463	$442	$36,932	$23,622	$30,128	$234,883
Cobalt
Voisey's Bay	1,912,522	658,074	$21.09	$4.67	$8.17	$13,878	$5,429	$1,244	$218,144
Operating results						$923,468	$508,253	$698,909	$5,505,663
Other
General and administrative							$(44,030)	$(46,162)
Finance costs							(4,309)	(3,246)
Other							2,194	407
Income tax							955	(52)
Total other							$(45,190)	$(49,053)	$541,077
							$463,063	$649,856	$6,046,740

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Rosemont and Santo Domingo gold interests.
6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, 777, Keno Hill, Cozamin and Marmato silver interests as well as the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the nine months ended September 30, 2021 were as follows:

Nine Months Ended September 30, 2021
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	570,153	504,550	$ 1,830	$ 436	$ 1,394	$ 387	$ 1,007
Silver equivalent basis [5]	41,051	36,328	$ 25.42	$ 6.05	$ 19.37	$ 5.38	$ 13.99
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 38 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2021.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [21]

Nine Months Ended September 30, 2020
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	185,087	203,015		$1,725		$408		$374	$350,119	$191,282	$271,113	$2,529,258
Sudbury [4]	20,850	20,094		1,762		400		831	35,407	10,679	27,273	327,352
Constancia	10,931	10,467		1,749		405		338	18,310	10,534	14,070	106,870
San Dimas	26,620	27,075		1,730		609		315	46,836	21,819	32,166	185,835
Stillwater	9,353	9,591		1,729		309		449	16,581	9,310	13,616	225,688
Other [5]	21,441	13,068		1,781		422		305	23,275	13,781	17,766	9,184
	274,282	283,310		$1,731		$424		$399	$490,528	$257,405	$376,004	$3,384,187
Silver
Peñasquito	5,617	6,026		$19.27		$4.26		$3.24	$116,091	$70,889	$90,424	$355,167
Antamina	3,439	3,122		19.69		3.82		8.74	61,459	22,233	49,521	641,521
Constancia	1,145	1,019		20.10		5.97		7.63	20,480	6,627	14,398	220,417
Other [6]	6,182	4,489		19.70		7.26		2.19	88,464	46,004	53,355	475,613
	16,383	14,656		$19.55		$5.21		$4.40	$286,494	$145,753	$207,698	$1,692,718
Palladium
Stillwater	16,515	15,460		$2,134		$379		$428	$32,990	$20,512	$27,127	$243,354
Cobalt
Voisey's Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510
Operating results									$810,012	$423,670	$610,829	$5,547,769
Other
General and administrative										$(56,307)	$(38,529)
Finance costs										(14,519)	(15,572)
Other										1,340	682
Income tax										(3,601)	70
Total other										$(73,087)	$(53,349)	$543,418
										$350,583	$557,480	$6,091,187
1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests as well as the non-operating Rosemont gold interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the nine months ended September 30, 2020 were as follows:

Nine Months Ended September 30, 2020
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	522,942	506,610	$ 1,599	$ 399	$ 1,200	$ 363	$ 837
Silver equivalent basis [5]	37,652	36,476	$ 22.21	$ 5.54	$ 16.67	$ 5.05	$ 11.62
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 38 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2021.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [22]

Gold Production
For the nine months ended September 30, 2021, attributable gold production was 254,500 ounces, with the 19,800 ounce decrease from the comparable period in 2020 being primarily attributable to the following factors:
•
27,700 ounce (15%) decrease from Salobo, primarily due to the mining of lower grade material. As it relates to throughput, the two 12 mtpa lines operated at an average rate of approximately 84% of capacity during 2021 as compared to 87% during 2020; and

•
8,800 ounce (42%) decrease from Sudbury, primarily due to the temporary suspension of operations from June 1, 2021 to August 9, 2021 as a result of a labour dispute (see footnote 5 on page 7 of this MD&A for more information); partially offset by

•
7,300 ounce (27%) increase from San Dimas, primarily due to operations being temporarily suspended during the second quarter of 2020 due to the COVID-19 pandemic coupled with the impact of revising the silver to gold conversion ratio from 70:1 to 90:1 from April 1, 2020 to October 15, 2020;

•
5,600 ounce (51%) increase from Constancia, primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and the increase in fixed recoveries from 55% to 70%, partially offset by the receipt of 6,015 ounces during the first nine months of 2020 as a delay payment for not meeting a mining threshold at Pampacancha deposit whereas no delay payment was received during 2021 (see footnote 6 on page 7 of this MD&A for more information); and

•	4,300 ounce (20%) increase from Other mines, primarily due to higher throughput at Minto, higher grades at 777 and the acquisition of the Marmato mineral interest.
Silver Production
For the nine months ended September 30, 2021, attributable silver production was 19.9 million ounces, with the 3.5 million ounce increase from the comparable period in 2020 being primarily attributable to the following factors:
•
1,244,000 ounce (36%) increase from Antamina, primarily due to higher throughput and recoveries, with operations having been temporarily suspended during the second quarter of 2020 resulting from the COVID-19 pandemic;

•
1,161,000 ounce (19%) increase from Other mines, primarily due to higher production at Yauliyacu as prior year operations were temporarily suspended during the second quarter due to the COVID-19 pandemic coupled with the resumption of mining at Keno Hill along with production from the newly acquired Cozamin and Marmato mineral interests;

•
791,000 ounce (14%) increase from Peñasquito, primarily due to higher throughput, partially offset by lower grades, with prior year operations at the mine being temporarily suspended during the second quarter of 2020 resulting from the COVID-19 pandemic; and

•
250,000 ounce (22%) increase from Constancia, primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and throughput, with prior year operations at the mine being temporarily suspended during the second quarter of 2020 resulting from the COVID-19 pandemic.

Palladium Production
For the nine months ended September 30, 2021, attributable palladium production was 16,200 ounces, virtually unchanged from the comparable period in 2020.
Cobalt Production
Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey's Bay mine, with 1,912,500 pounds of attributable cobalt being produced during the nine months ended September 30, 2021. As per the PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including material from prior periods.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [23]

Net Earnings
For the nine months ended September 30, 2021, net earnings was $463 million, with the $112 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the nine months ended September 30, 2020	$350,583
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(29,526)
Payable silver production	65,128
Payable palladium production	(1,021)
Payable cobalt production	37,631
Changes in inventory and PBND	(86,967)
Prices realized per ounce sold	128,211
Total increase to revenue	$113,456
Variance in cost of sales due to:
Sales volume	$4,037
Sales mix differences	(14,198)
Cash cost per ounce	(15,387)
Depletion per ounce	(3,325)
Total increase to cost of sales	$(28,873)
Total increase to gross margin	$84,583
Other variances
General and administrative expenses (see page 24)	12,277
Other income / expense (see page 25)	854
Finance costs (see page 25)	10,210
Income taxes (see page 25)	4,556
Total increase in net earnings	$112,480
Net earnings for the nine months ended September 30, 2021	$463,063

General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2021	2020	2021	2020
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 4,283	$ 4,037	$ 13,626	$ 12,268
PSUs	2,824	10,482	9,800	23,856
Total salaries and benefits	$ 7,107	$ 14,519	$ 23,426	$ 36,124
Depreciation	469	449	1,412	1,438
Donations	1,428	1,745	3,425	4,379
Professional fees	837	1,264	3,390	2,603
Other	2,439	2,030	8,431	7,636
General and administrative before equity settled stock based compensation	$ 12,280	$ 20,007	$ 40,084	$ 52,180
Equity settled stock based compensation (a non-cash expense)	1,315	1,319	3,946	4,127
Total general and administrative	$ 13,595	$ 21,326	$ 44,030	$ 56,307

For the three and nine months ended September 30, 2021, general and administrative expenses decreased by $8 million and $12 million, respectively, relative to the comparable periods in the previous year, with the decrease being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSUs”).

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [24]

Other (Income) Expense

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2021	2020	2021	2020
Interest income	$ (68)	$ (23)	$ (165)	$ (178)
Dividend income	(110)	-	(110)	-
Foreign exchange (gain) loss	(516)	405	121	(816)
(Gain) loss on fair value adjustment of share purchase warrants held	1,246	1,107	2,392	845
(Gain) loss on fair value adjustment of convertible notes receivable	490	1,095	(4,136)	(1,382)
Other	66	40	(296)	191
Total other (income) expense	$ 1,108	$ 2,624	$ (2,194)	$ (1,340)

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2021	2020	2021	2020
Average principal outstanding during period	$ -	$ 567,056	$ 26,007	$ 686,659
Average effective interest rate during period	n.a.	1.24%	1.17%	2.17%
Total interest costs incurred during period	$ -	$ 1,759	$ 229	$11,191
Costs related to undrawn credit facilities	1,349	971	3,985	3,230
Interest expense - lease liabilities	30	36	95	98
Total finance costs	$ 1,379	$ 2,766	$ 4,309	$ 14,519

Income Tax Expense (Recovery)

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2021	2020	2021	2020
Current income tax expense (recovery)	$ 34	$ (2,693)	$ (6,105)	$ (2,606)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	4,006	6,371	$ 17,942	$ 11,245
Write down (reversal of write down) or recognition of prior period temporary differences	(3,607)	(3,721)	(12,792)	(5,038)
Total deferred income tax expense (recovery)	$ 399	$ 2,650	$ 5,150	$ 6,207
Income tax expense (recovery) recognized in net earnings	$ 433	$ (43)	$ (955)	$ 3,601

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [25]

Liquidity and Capital Resources1
As at September 30, 2021, the Company had cash and cash equivalents of $372 million (December 31, 2020 - $193 million) and debt outstanding under its Revolving Facility of $NIL (December 31, 2020 - $195 million).

A summary of the Company’s cash flow activity is as follows:

Three Months Ended September 30, 2021
Cash Flows From Operating Activities
During the three months ended September 30, 2021, the Company generated operating cash flows of $201 million, with the $27 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended September 30, 2020	$228,099
Variance attributable to revenue (see page 20):	$(38,311)
Decrease in accounts receivable	6,566
Total decrease to cash inflows attributable to sales	$(31,745)
Variance attributable to cost of sales, excluding depletion:
Sales volume	$6,003
Sales mix differences	2,435
Cost per ounce	(847)
Decrease in accounts payable	(5,253)
Total decrease to cash outflows attributable to cost of sales	$2,338
Total decrease to net cash inflows attributable to gross margin	$(29,407)
Other variances:
General and administrative	807
Finance costs	1,781
Income taxes	-
Other	7
Total decrease to net cash inflows	$(26,812)
Operating cash inflow for the three months ended September 30, 2021	$201,287

Finance Costs Variance
As more fully detailed on page 25 of this MD&A, the decrease to cash outflows relative to finance costs during the period was due to the Revolving Facility being fully repaid during the first quarter of 2021.

Cash Flows From Financing Activities
During the three months ended September 30, 2021, the Company had net cash outflows from financing activities of $57 million, which was primarily the result of the quarterly dividend payment. During the three months ended September 30, 2020, the Company had net cash outflows from financing activities of $188 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $153 million and dividend payments totaling $37 million.

Cash Flows From Investing Activities
During the three months ended September 30, 2021, the Company had net cash outflows from investing activities of $7 million, which was primarily the result of a payment of $5 million for the acquisition of a long-term equity investment (see page 9 of this MD&A) coupled with a $1 million payment to Panoro in connection with the Cotabambas Early Deposit Agreement and $1 million relating to closing costs for the new PMPAs. During the three months ended September 30, 2020, the Company had net cash inflows from investing activities of $38 million which was primarily the result of $49 million received as proceeds on the disposal of long-term equity investments, partially offset by payments totaling $11 million for the acquisition of long-term equity investments.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [26]

Nine Months Ended September 30, 2021
Cash Flows From Operating Activities
During the nine months ended September 30, 2021, the Company generated operating cash flows of $650 million, with the $92 million increase relative to the comparable period of the prior year being attributable to the following factors:
Operating cash inflow for the nine months ended September 30, 2020	$557,480
Variance attributable to revenue (see page 24):	$113,456
Increase in accounts receivable	(1,771)
Total increase to cash inflows attributable to sales	$111,685
Variance attributable to cost of sales, excluding depletion:
Sales volume	$2,528
Sales mix differences	(4,658)
Cost per ounce	(15,387)
Decrease in accounts payable	(6,088)
Total increase to cash outflows attributable to cost of sales	$(23,605)
Total increase to net cash inflows attributable to gross margin	$88,080
Other variances:
General and administrative	(7,633)
Finance costs	12,326
Income taxes	(122)
Other	(275)
Total increase to net cash inflows	$92,376
Operating cash inflow for the nine months ended September 30, 2021	$649,856

General and Administrative Variance
The increase to cash outflows relative to general and administrative costs during the period was due to higher payouts under the Company’s PSU and short-term incentive plans.

Finance Costs Variance
As more fully detailed on page 25 of this MD&A, the decrease to cash outflows from finance costs during the period was due to the lower average outstanding principal balance, as the Revolving Facility was fully repaid during the first quarter of 2021.

Cash Flows From Financing Activities
During the nine months ended September 30, 2021, the Company had net cash outflows from financing activities of $352 million, which was primarily the result of repayments under the Company’s now fully repaid Revolving Facility in the amount of $195 million and dividend payments totaling $161 million, partially offset by proceeds from the exercise of stock options in the amount of $6 million. During the nine months ended September 30, 2020, the Company had net cash outflows from financing activities of $488 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $387 million and dividend payments totaling $120 million, partially offset by proceeds from the exercise of stock options in the amount of $21 million, which is inclusive of $2 million received from a stock option exercise which occurred on December 31, 2019.

Cash Flows From Investing Activities
During the nine months ended September 30, 2021, the Company had net cash outflows from investing activities of $118 million, which was primarily the result of (i) payments for the acquisition of new PMPAs, including a $150 million payment to Capstone for the acquisition of the Cozamin PMPA, a $34 million payment to Aris Gold representing the first installment for the acquisition of the Marmato PMPA, a $30 million payment to Capstone representing the first installment for the acquisition of the Santo Domingo PMPA and a $3 million payment to Alexco for the acquisition of the Brewery Creek Royalty; (ii) a payment of $5 million for the acquisition of a long-term equity investment; partially offset by (iii) $112 million received as proceeds on the disposal of long-term equity investments. During the nine months ended September 30, 2020, the Company had net cash inflows from investing activities of $37 million, which was primarily the result of $49 million received as proceeds on disposal of long-term equity investments, partially offset by payments totaling $11 million for the acquisition of long-term equity investments (see page 11 of this MD&A for more information).

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [27]

Conclusion
In the opinion of management, the $372 million of cash and cash equivalents as at September 30, 2021, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 29 and 30 of this MD&A, in addition to known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [28]

Contractual Obligations and Contingencies1

Mineral Stream Interests
The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased				Per Unit of Measurement Cash Payment [1]				Term of Agreement	Date of Original Contract
	Gold	Silver	Palladium	Cobalt	Gold	Silver	Palladium	Cobalt
Peñasquito	0%	25%	0%	0%	n/a	$4.29	n/a	n/a	Life of Mine	24-Jul-07
Constancia	50%	100%	0%	0%	$412 ²	$6.08 ²	n/a	n/a	Life of Mine	8-Aug-12
Salobo	75%	0%	0%	0%	$412	n/a	n/a	n/a	Life of Mine	28-Feb-13
Sudbury	70%	0%	0%	0%	$400	n/a	n/a	n/a	20 years	28-Feb-13
Antamina	0%	33.75%	0%	0%	n/a	20%	n/a	n/a	Life of Mine	3-Nov-15
San Dimas	variable ³	0% ³	0%	0%	$618	n/a	n/a	n/a	Life of Mine	10-May-18
Stillwater	100%	0%	4.5% ⁴	0%	18% ⁵	n/a	18% ⁵	n/a	Life of Mine	16-Jul-18
Voisey's Bay	0%	0%	0%	42.4% ⁶	n/a	n/a	n/a	18% ⁷	Life of Mine	11-Jun-18
Other
Los Filos	0%	100%	0%	0%	n/a	$4.53	n/a	n/a	25 years	15-Oct-04
Zinkgruvan	0%	100%	0%	0%	n/a	$4.46	n/a	n/a	Life of Mine	8-Dec-04
Yauliyacu	0%	100% ⁸	0%	0%	n/a	$8.98 ⁹	n/a	n/a	Life of Mine	23-Mar-06
Stratoni	0%	100%	0%	0%	n/a	$11.54	n/a	n/a	Life of Mine	23-Apr-07
Neves-Corvo	0%	100%	0%	0%	n/a	$4.38	n/a	n/a	50 years	5-Jun-07
Aljustrel	0%	100% ¹⁰	0%	0%	n/a	50%	n/a	n/a	50 years	5-Jun-07
Minto	100% ¹¹	100%	0%	0%	65% ¹²	$4.31	n/a	n/a	Life of Mine	20-Nov-08
Keno Hill	0%	25%	0%	0%	n/a	variable ¹³	n/a	n/a	Life of Mine	2-Oct-08
Pascua-Lama	0%	25%	0%	0%	n/a	$3.90	n/a	n/a	Life of Mine	8-Sep-09
Rosemont	100%	100%	0%	0%	$450	$3.90	n/a	n/a	Life of Mine	10-Feb-10
Loma de La Plata	0%	12.5%	0%	0%	n/a	$4.00	n/a	n/a	Life of Mine	n/a ¹⁴
777	50%	100%	0%	0%	$429 ²	$6.32 ²	n/a	n/a	Life of Mine	8-Aug-12
Marmato	6.5% ¹⁵	100% ¹⁵	0%	0%	18% ¹⁶	18% ¹⁶	n/a	n/a	Life of Mine	5-Nov-20
Cozamin	0%	50% ¹⁷	0%	0%	n/a	10%	n/a	n/a	Life of Mine	10-Dec-20
Santo Domingo	100% ¹⁸	0%	0%	0%	18% ⁵	n/a	n/a	n/a	Life of Mine	24-Mar-21
Early Deposit
Toroparu	10%	50%	0%	0%	$400	$3.90	n/a	n/a	Life of Mine	11-Nov-13
Cotabambas	25% ¹⁹	100% ¹⁹	0%	0%	$450	$5.90	n/a	n/a	Life of Mine	21-Mar-16
Kutcho	100% ²⁰	100% ²⁰	0%	0%	20%	20%	n/a	n/a	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.48, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Per annum the Company will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess.
9)
Should the market price of silver exceed $20 per ounce, in addition to the $8.98 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.98 per ounce of silver delivered.

10)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
12)
The Company is currently negotiating an amendment to the Minto PMPA such that the cash payment per ounce of gold delivered will be the lower of 65% of the spot price of gold and $1,250. This proposed amended pricing will end on the earlier of (i) January 27, 2023; or (ii) once 27,000 ounces of gold have been delivered to the Company. Once this proposed amended pricing ends, the cash payment per ounce of gold delivered will be the lower of 50% of the spot price of gold and $1,000. In the event that the parties are unable to finalize the terms of the proposed amendment, the production payment will remain as set out in the existing Minto PMPA, being a fixed price of $325 per ounce.

13)
Effective July 2020, the price paid per ounce of silver delivered under the Keno Hill PMPA has been modified to be between 10% of the spot price of silver when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

14)	Terms of the agreement not yet finalized.
15)
Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 3.25% and 50%, respectively.

16)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
17)	Once Wheaton has received 10 million ounces, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
18)	Once the Company has received 285,000 ounces of gold the Company’s attributable gold production will be reduced to 67%.
19)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

20)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production will decrease to 66.67% of gold and silver production for the life of mine.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
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Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2021	2022 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments	Total
Payments for mineral stream interests
Rosemont [1]	$-	$-	$-	$-	$-	$231,150	$231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Marmato	4,000	-	-	-	4,000	72,000	76,000
Santo Domingo	-	-	-	-	-	260,000	260,000
Salobo [2]	-	646,000	-	-	646,000	-	646,000
Constancia [3]	4,000	-	-	-	4,000	-	4,000
Payments for early deposit mineral stream interest
Toroparu [4]	-	138,000	-	-	138,000	-	138,000
Cotabambas	-	2,500	-	-	2,500	126,000	128,500
Kutcho	-	-	-	-	-	58,000	58,000
Non-revolving credit facility [5]	208	-	-	-	208	-	208
Leases liabilities	224	2,732	312	-	3,268	-	3,268
Total contractual obligations	$8,432	$789,232	$312	$-	$797,976	$779,550	$1,577,526

1)	Includes contingent transaction costs of $1 million.
2)
As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2022, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million.

3)
As more fully explained on footnote 6 on page 7 of this MD&A, if Hudbay mines and processes four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company will make an additional deposit payment of $4 million to Hudbay.

4)	The Company anticipates construction to begin in this period.
5)	Represents the maximum amount available to Kutcho under the Cdn$1.3 million non-revolving credit facility (see the Kutcho section on the following page).

Rosemont
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million and certain other customary conditions. Under the Rosemont PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. On June 22, 2020 Hudbay announced that they had filed the initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to appealing this decision. As per Hudbay’s MD&A for the year ended December 31, 2020, final briefs were filed in November 2020 and the oral hearing was completed in early February 2021. Hudbay has indicated that a decision from the Ninth Circuit is expected in the second half of 2021.

Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Gold total upfront cash payments of $110 million. Of this amount, $34 million was paid on April 15, 2021; $4 million is payable upon Aris Gold satisfying certain conditions in relation to the advancement of the Deep Zones Project; and the remaining amount is payable during the construction of the MDZ development portion of the Marmato mine, subject to customary conditions.

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay Gran Colombia (formerly Gold X) an additional $138 million, payable on an installment basis to partially fund construction of the mine. Gran Colombia is to deliver certain feasibility documentation by December 31, 2021. Following the delivery of this
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documentation (or after December 31, 2021 if the feasibility documentation has not been delivered to Wheaton by such date) Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Gran Colombia may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $12 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $2 million to Panoro, spread over up to three years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Non-revolving term loan
On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million), of which $0.8 million (Cdn$1.0 million) has been drawn as at September 30, 2021. The credit facility carries interest at 15% per annum, compounded monthly and has a revised maturity date of December 31, 2021.

Salobo
The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the second half of 2022 with a 15-month ramp-up period, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa.
If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $923 million if throughput is expanded beyond 40 Mtpa by January 1, 2022. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) during 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was paid on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Taxes - Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments 1
The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment

1The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Statements in respect of the impact of the Domestic Reassessments are based on the expectation that the Company will be successful in challenging the Domestic Reassessments. Statements in respect of the Domestic Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.
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determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $8 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

Canadian Shareholder Class Action
During July 2015, the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”). By Notice of Action dated August 10, 2016 (as amended September 2, 2016 and supplemented by Statement of Claim filed September 9, 2016 (collectively, the “Claim”)), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The Claim alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario) and its provincial equivalents, common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The Claim purports to be brought on behalf of a proposed class of persons and entities who acquired common shares of Wheaton Precious Metals Corp. between August 14, 2013 and July 6, 2015 and held some or all of such common shares as of at least July 6, 2015. On July 21, 2020, the Company received a motion record in support of a proposed motion seeking the following (among other relief): (i) leave of the court to commence a secondary market action pursuant to section 138.3(1) of the Securities Act (Ontario) and equivalent provisions in the applicable provincial securities statutes: (ii) certification of the (amended) class and proposed common issues; (iii) leave to file an amended Statement of Claim to include further particulars and to refer to various provincial securities laws; and (iv) the appointment of a new class representative (Ms. Miriam Rosenszajn) in place of Ms. Poirier. The certification and leave motions were jointly heard in October 2021 and the parties await a decision of the Court.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.
Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the 2018 settlement with the CRA of the transfer pricing dispute relating to the 2005-2010 taxation years (“CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.  From time to time there may also be proposed legislative changes to law, including, but not limited to, the potential implementation of a 15% global minimum tax, or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is also not known or determinable by the Company.

General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

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Share Capital
During the three months ended September 30, 2021, the Company received cash proceeds of $0.2 million from the exercise of 7,095 share purchase options at a weighted average exercise price of Cdn$32.62 per option (nine months - $6 million from the exercise of 296,840 share purchase options at a weighted average exercise price of Cdn$24.01). During the three months ended September 30, 2020, a total of 189,408 share purchase options were exercised at a weighted average exercise price of Cdn$26.08 per option, resulting in total cash proceeds to the Company in the amount of $4 million (nine months - $19 million from the exercise of 1,050,363 share purchase options at a weighted average exercise price of Cdn$25.71).
During the three months ended September 30, 2021, no RSUs were released by the Company (nine months – 116,880 RSUs). During the three months ended September 30, 2020, no RSUs were released by the Company (nine months - 128,405 RSUs).
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended September 30, 2021, there were 228,728 common shares issued under the DRIP (nine months - 635,198). During the three months ended September 30, 2020, there were 144,822 common shares issued under the DRIP (nine months - 330,275).

As of November 4, 2021, there were 450,507,312 outstanding common shares, 1,807,537 share purchase options, 350,058 restricted share units and 10,000,000 share purchase warrants.

At the Market Equity Program
The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) in ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents under the equity offering sales agreement dated April 16, 2020.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at September 30, 2021, the Company has not issued any shares under the ATM program.

Financial Instruments
The Company owns equity interests in several companies as long-term investments (see page 9 of this MD&A) in addition to the Kutcho Convertible Note (see page 13 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at September 30, 2021 and December 31, 2020.

Future Changes to Accounting Policies
The International Accounting Standards Board ("IASB") has issued the following new or amended standards:

Amendment to IAS 16 - Property, Plant and Equipment
The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in the Statement of Earnings. This amendment is in effect January 1, 2022 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s Consolidated Statement of Earnings.
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Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:
•
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities; and

•	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
The implementation of this amendment is not expected to have a material impact on the Company.

Amendment to IAS 1- Presentation of Financial statements
The amendments to IAS 1 clarify the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is unaffected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The implementation of this amendment is not expected to have a material impact on the Company.

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Non-IFRS Measures
Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis, with the Company receiving its first deliveries of cobalt from Voisey’s Bay during the first quarter of 2021; and (iv) cash operating margin. The Company has removed the non-IFRS measure associated with net debt as Wheaton fully repaid its debt during the first quarter of 2021.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges, non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2021	2020	2021	2020
Net earnings	$134,937	$149,875	$463,063	$350,583
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	1,246	1,107	2,392	845
(Gain) loss on fair value adjustment of convertible notes receivable	490	1,095	(4,136)	(1,382)
Income tax expense (recovery) recognized in the Statement of Shareholders' Equity	(269)	(92)	837	(1,731)
Income tax expense (recovery) recognized in the Statement of OCI	627	(9)	(1,989)	5,145
Other	56	31	(319)	435
Adjusted net earnings	$137,087	$152,007	$459,848	$353,895
Divided by:
Basic weighted average number of shares outstanding	450,326	449,125	449,977	448,484
Diluted weighted average number of shares outstanding	451,717	451,999	451,369	449,892
Equals:
Adjusted earnings per share - basic	$0.304	$0.338	$1.022	$0.789
Adjusted earnings per share - diluted	$0.303	$0.336	$1.019	$0.787

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ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2021	2020	2021	2020
Cash generated by operating activities	$201,287	$228,099	$649,856	$557,480
Divided by:
Basic weighted average number of shares outstanding	450,326	449,125	449,977	448,484
Diluted weighted average number of shares outstanding	451,717	451,999	451,369	449,892
Equals:
Operating cash flow per share - basic	$0.447	$0.508	$1.444	$1.243
Operating cash flow per share - diluted	$0.446	$0.505	$1.440	$1.239

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iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended September 30			Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold, cobalt pounds sold and per unit amounts)	2021	2020		2021	2020
Cost of sales	$117,505		$130,720	$415,215		$386,342
Less: depletion	(54,976)		(60,601)	(195,458)		(184,104)
Cash cost of sales	$62,529		$70,119	$219,757		$202,238
Cash cost of sales is comprised of:
Total cash cost of gold sold	$31,405		$38,570	$105,721		$120,075
Total cash cost of silver sold	27,782		29,426	104,159		76,300
Total cash cost of palladium sold	2,667		2,123	6,804		5,863
Total cash cost of cobalt sold	675		-	3,073		-
Total cash cost of sales	$62,529		$70,119	$219,757		$202,238
Divided by:
Total gold ounces sold	67,649		90,101	232,843		283,310
Total silver ounces sold	5,487		4,999	17,744		14,656
Total palladium ounces sold	5,703		5,546	14,703		15,460
Total cobalt pounds sold	131,174		-	658,074		-
Equals:
Average cash cost of gold (per ounce)	$464		$428	$454		$424
Average cash cost of silver (per ounce)	$5.06		$5.89	$5.87		$5.21
Average cash cost of palladium (per ounce)	$468		$383	$463		$379
Average cash cost of cobalt (per pound)	$5.15	$	n.a.	$4.67	$	n.a.

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iv.
Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30			Nine Months Ended September 30
(in thousands, except for cobalt pounds sold, gold and palladium ounces sold and per unit amounts)	2021	2020		2021	2020
Total sales:
Gold	$121,416		$171,734	$418,734		$490,528
Silver	$130,587		$123,434	$453,924		$286,494
Palladium	$13,834		$12,100	$36,932		$32,990
Cobalt	$3,120		$-	$13,878		$-
Divided by:
Total gold ounces sold	67,649		90,101	232,843		283,310
Total silver ounces sold	5,487		4,999	17,744		14,656
Total palladium ounces sold	5,703		5,546	14,703		15,460
Total cobalt pounds sold	131,174		-	658,074		-
Equals:
Average realized price of gold (per ounce)	$1,795		$1,906	$1,798		$1,731
Average realized price of silver (per ounce)	$23.80		$24.69	$25.58		$19.55
Average realized price of palladium (per ounce)	$2,426		$2,182	$2,512		$2,134
Average realized price of cobalt (per pound)	$23.78	$	n.a.	$21.09	$	n.a.
Less:
Average cash cost of gold [1] (per ounce)	$(464)		$(428)	$(454)		$(424)
Average cash cost of silver [1] (per ounce)	$(5.06)		$(5.89)	$(5.87)		$(5.21)
Average cash cost of palladium [1] (per ounce)	$(468)		$(383)	$(463)		$(379)
Average cash cost of cobalt [1] (per pound)	$(5.15)	$	n.a.	$(4.67)	$	n.a.
Equals:
Cash operating margin per gold ounce sold	$1,331		$1,478	$1,344		$1,307
As a percentage of realized price of gold	74%		78%	75%		76%
Cash operating margin per silver ounce sold	$18.74		$18.80	$19.71		$14.34
As a percentage of realized price of silver	79%		76%	77%		73%
Cash operating margin per palladium ounce sold	$1,958		$1,799	$2,049		$1,755
As a percentage of realized price of palladium	81%		82%	82%		82%
Cash operating margin per cobalt pound sold	$18.63	$	n.a.	$16.42	$	n.a.
As a percentage of realized price of cobalt	78%		n.a.	78%		n.a.

1)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.

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Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.13 per common share for the duration of 2021. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 4, 2021, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on November 22, 2021 and is expected to be distributed on or about December 6, 2021. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

Controls and Procedures
Disclosure Controls and Procedures
Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2021. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of September 30, 2021.

Internal Control Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of September 30, 2021.

There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2021 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Note that as a result of certain operating restrictions resulting from the COVID-19 pandemic, all employees of the Company are permitted to work remotely. Management has reviewed its key controls to ensure that they continued to operate effectively.

Limitation of Controls and Procedures
The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [39]

future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2020, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,27)
As of December 31, 2020 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (75%) (10)	106.7	0.37	1.27	761.2	0.30	7.32	867.8	0.31	8.59	76%
Stillwater (11)	7.9	0.39	0.10	50.3	0.39	0.64	58.2	0.39	0.73	69%
Constancia (50%)	234.5	0.06	0.48	31.8	0.08	0.08	266.3	0.07	0.56	61%
Sudbury (70%) (12)	10.3	0.43	0.14	13.5	0.46	0.20	23.8	0.45	0.34	75%
San Dimas (25%) (13)	0.5	4.52	0.07	0.5	3.09	0.05	1.0	3.77	0.12	95%
777 (50%)	0.6	2.23	0.04	0.2	1.86	0.01	0.8	2.13	0.05	58%
Minto	0.4	0.25	0.003	2.0	0.67	0.04	2.4	0.60	0.05	75%
Marmato (6.5%) (12,14)	0.1	5.14	0.01	1.2	3.11	0.12	1.3	3.19	0.13	90%
Santo Domingo (12,27)	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%
Toroparu (10%) (15,16)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (16,17)	-	-	-	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (18)	1.4	0.70	0.03	4.1	0.45	0.06	5.5	0.52	0.09	91%
Total Gold			2.42			9.29			11.71
Silver
Peñasquito (25%) (10)	28.0	37.8	34.0	69.0	32.7	72.4	97.0	34.1	106.4	85%
Constancia	468.9	3.0	45.1	63.6	3.4	7.0	532.5	3.0	52.0	70%
Antamina (33.75%) (12,19)
Copper	46.6	6.8	10.2	32.1	7.9	8.1	78.6	7.2	18.3	71%
Copper-Zinc	23.0	12.8	9.4	27.3	12.9	11.3	50.3	12.9	20.8	71%
Neves-Corvo
Copper	5.2	31.0	5.2	24.5	30.0	23.6	29.7	30.2	28.8	24%
Zinc	4.7	71.0	10.8	25.4	60.6	49.5	30.1	62.2	60.3	30%
Zinkgruvan
Zinc	3.4	77.9	8.5	5.4	83.6	14.5	8.8	81.4	23.0	83%
Copper	2.8	30.0	2.7	0.3	33.0	0.3	3.1	30.3	3.0	70%
Yauliyacu (20)	1.3	78.9	3.4	6.8	101.1	22.2	8.2	97.4	25.6	83%
Aljustrel (21)	9.7	47.4	14.8	27.4	46.9	41.4	37.2	47.1	56.2	26%
San Dimas (25%) (13)	0.5	367.8	5.6	0.5	295.5	5.0	1.0	329.7	10.6	94%
Cozamin (50%) (12,22)
Copper	-	-	-	6.3	44.4	9.0	6.3	44.4	9.0	86%
Zinc	-	-	-	0.7	44.3	1.1	0.7	44.3	1.1	86%
Keno Hill (25%)
Underground	-	-	-	0.3	804.5	7.6	0.3	804.5	7.6	96%
Los Filos	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%
Stratoni	-	-	-	0.6	148.0	2.7	0.6	148.0	2.7	80%
777	1.1	31.4	1.1	0.4	30.0	0.4	1.5	31.0	1.5	45%
Minto	0.4	3.4	0.0	2.0	6.0	0.4	2.4	5.6	0.4	78%
Marmato (12,14)	0.8	22.1	0.6	18.9	6.2	3.8	19.7	6.9	4.4	34%
Rosemont (23)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (16,17)	-	-	-	9.9	34.6	11.0	9.9	34.6	11.0	46%
Metates Royalty (18)	1.4	17.2	0.8	4.1	13.1	1.7	5.5	14.2	2.5	66%
Total Silver			221.5			328.9			550.3
Palladium
Stillwater (4.5%) (11)	0.2	11.2	0.09	1.5	11.2	0.55	1.8	11.2	0.64	90%
Total Palladium			0.09			0.55			0.64
Cobalt
Voisey's Bay (42.4%) (12,24)	5.7	0.12	14.6	6.5	0.12	17.1	12.1	0.12	31.7	84%
Total Cobalt			14.6			17.1			31.7

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [40]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,27)
As of December 31, 2020 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (75%) (10)	3.5	0.27	0.03	294.6	0.31	2.90	298.1	0.31	2.93
Stillwater (11)	3.3	0.26	0.03	13.3	0.21	0.09	16.6	0.22	0.12
Constancia (50%)	68.3	0.06	0.12	62.2	0.05	0.10	130.5	0.05	0.22
Sudbury (70%) (12)	1.3	0.22	0.01	7.1	0.76	0.17	8.3	0.68	0.18
777 (50%)	0.1	2.31	0.00	0.0	1.61	0.00	0.1	2.01	0.01
Minto	3.3	0.40	0.04	9.0	0.57	0.17	12.4	0.53	0.21
Marmato (6.5%) (12,14)	0.1	5.30	0.01	1.1	2.62	0.09	1.1	2.81	0.10
Santo Domingo (12,27)	1.4	0.05	0.00	120.1	0.03	0.11	121.5	0.03	0.12
Toroparu (10%) (15,16)	1.2	0.93	0.03	9.0	0.87	0.25	10.2	0.87	0.29
Cotabambas (25%) (16,25)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Kutcho (16,17)	-	-	-	5.7	0.55	0.10	5.7	0.55	0.10
Brewery Creek (26)	-	-	-	0.4	1.11	0.02	0.4	1.11	0.02
Total Gold			0.29			4.22			4.50
Silver
Peñasquito (25%) (10)	8.7	26.8	7.5	60.5	26.7	52.0	69.2	26.8	59.5
Constancia	136.6	2.3	10.3	124.3	2.2	8.8	260.9	2.3	19.1
Antamina (33.75%) (12,19)
Copper	31.2	7.0	7.0	108.1	9.0	31.3	139.3	8.6	38.3
Copper-Zinc	10.5	21.0	7.1	49.4	19.0	30.2	59.9	19.4	37.3
Neves-Corvo
Copper	4.8	55.8	8.7	28.7	52.4	48.3	33.5	52.9	57.0
Zinc	6.7	61.9	13.4	35.7	59.0	67.8	42.4	59.5	81.2
Zinkgruvan
Zinc	3.7	64.6	7.7	11.2	76.3	27.4	14.9	73.4	35.1
Copper	1.2	42.4	1.6	0.2	39.8	0.3	1.4	42.0	1.9
Yauliyacu (20)	5.9	101.4	19.2	8.0	121.8	31.2	13.9	113.1	50.4
Aljustrel (21)	4.3	67.3	9.3	3.9	58.9	7.4	8.2	63.3	16.7
Cozamin (50%) (12,22)
Copper	0.2	53.3	0.3	4.5	36.9	5.3	4.7	37.5	5.6
Zinc	-	-	-	2.2	31.2	2.3	2.2	31.2	2.3
Pascua-Lama (25%)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Keno Hill (25%)
Underground	-	-	-	0.7	455.8	10.5	0.7	455.8	10.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2
Stratoni	-	-	-	0.4	138.5	2.0	0.4	138.5	2.0
777	0.1	39.0	0.2	0.1	30.7	0.1	0.2	35.5	0.2
Minto	3.3	3.4	0.4	9.0	5.0	1.5	12.4	4.6	1.8
Marmato (12,14)	0.9	26.5	0.8	12.8	8.1	3.4	13.8	9.4	4.2
Rosemont (23)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (15,16)	21.9	1.1	0.8	98.5	0.7	2.3	120.4	0.8	3.1
Cotabambas (16,25)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Kutcho (16,17)	-	-	-	5.4	25.9	4.5	5.4	25.9	4.5
Total Silver			143.2			599.8			743.0
Palladium
Stillwater (4.5%) (11)	0.03	7.1	0.01	0.1	5.1	0.02	0.2	5.5	0.03
Total Palladium			0.01			0.02			0.03
Cobalt
Voisey's Bay (42.4%) (12,24)	1.7	0.04	1.5	-	-	-	1.7	0.04	1.5
Total Cobalt			1.53			-			1.5

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [41]

Attributable Inferred Resources (1,2,3,4,5,9,27)
As of December 31, 2020 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (75%) (10)	198.5	0.22	1.39
Stillwater (11)	96.2	0.43	1.32
Constancia (50%)	28.4	0.09	0.08
Sudbury (70%) (12)	2.9	0.49	0.05
San Dimas (25%) (13)	1.4	3.63	0.16
Minto	6.1	0.51	0.10
Marmato (6.5%) (12,14)	0.9	2.56	0.07
Santo Domingo (12,27)	31.8	0.02	0.03
Cotabambas (25%) (16,25)	151.3	0.17	0.84
Toroparu (10%) (16,17)	12.9	0.76	0.32
Kutcho (16,17)	8.8	0.25	0.07
Brewery Creek (26)	1.3	0.87	0.04
Metates Royalty (18)	0.3	0.39	0.003
Total Gold			4.46
Silver
Peñasquito (25%) (10)	37.7	26.4	32.0
Constancia	56.7	2.9	5.3
Antamina (33.75%) (12,19)
Copper	219.7	9.0	63.6
Copper-Zinc	104.2	16.0	53.6
Neves-Corvo
Copper	12.6	33.2	13.5
Zinc	3.7	63.0	7.4
Zinkgruvan
Zinc	19.0	82.0	50.0
Copper	0.2	35.0	0.3
Yauliyacu (20)	13.4	246.9	106.8
Aljustrel (21)	15.7	46.2	23.3
San Dimas (25%) (13)	1.4	340.7	15.1
Cozamin (50%) (12,22)
Copper	2.0	40.9	2.6
Zinc	2.6	37.5	3.2
Rosemont (23)	68.7	1.7	3.7
Pascua-Lama (25%)	3.8	17.8	2.2
Keno Hill (25%)
Underground	0.4	454.6	6.1
Los Filos	98.2	6.1	19.4
Stratoni	1.1	188.0	6.9
Minto	6.1	4.9	1.0
Marmato (12,14)	13.1	4.4	1.9
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (16,25)	605.3	2.3	45.4
Toroparu (50%) (15,16)	58.7	0.1	0.1
Kutcho (16,17)	8.8	20.6	5.8
Metates Royalty (18)	0.3	9.5	0.1
Total Silver			469.5
Palladium
Stillwater (4.5%) (11)	1.0	12.1	0.37
Total Palladium			0.37
Cobalt
Voisey's Bay (42.4%) (12,24)	2.5	0.14	7.6
Total Cobalt			7.6

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [42]

Notes on Mineral Reserves & Mineral Resources:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.
Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver and palladium, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver and palladium and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),
both employees of the Company (the “Company’s QPs”).
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Cozamin mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine, Stillwater mines, Keno Hill mines, Aljustrel mines, Santo Domingo project and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2020 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2020, Moinho & St João mines as of August 2020 and the Estação project as of July, 2018.
b.	Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.
c.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
d.	Mineral Resources and Mineral Reserves for the Cozamin mine are reported as of October 31, 2020.
e.
Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013, Mineral Resources for the Lucky Queen, Flame & Moth and Onek mines as of March 29, 2017 and Bermingham mine as of March 28, 2019.  Mineral Reserves are reported as of March 28, 2019.

f.	Mineral Resources for the Kutcho project are reported as of September 8, 2020 and Mineral Reserves are reported as of June 15, 2017.
g.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
h.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.
i.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2020.
j.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of March 17, 2020.
k.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.
l.	Mineral Resources and Mineral Reserves for the Minto mine are reported as of December 31, 2018.
m.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of March 30, 2017.
n.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.
o.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2020.
p.	Mineral Resources for the Toroparu project are reported as of September 20, 2018 and Mineral Reserves are reported as of March 31, 2013.
7.
Process recoveries are the average percentage of gold, silver, palladium or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Aljustrel mine – 3.5% zinc cut-off for the Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.
b.	Antamina mine - $3.08 per pound copper, $1.08 per pound zinc, $8.70 per pound molybdenum and $17.39 per ounce silver.
c.	Constancia mine - $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.
d.
Cozamin mine - NSR cut-offs of $48.04 per tonne for conventionally backfilled zones for 2020-2022, $51,12 per tonne for conventionally backfilled zones for 2023 and onward, $56.51 per tonne for paste backfilled zones of Vein 10 and $56.12 per tonne for paste backfilled zones of Vein 20, all  assuming $2.75 per pound copper, $17.00 per ounce silver, $0.90 per pound lead and $1.00 per pound zinc.

e.	Keno Hill mines - $1,300 per ounce gold, $18.50 per ounce silver, $1.00 per pound lead and $1.15 per pound zinc.
f.
Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

g.	Los Filos mine - $1,200 per ounce gold and $4.39 per ounce silver.
h.
Marmato mine – 2.23 grams per tonne gold cut-off for the Upper Mine, 1.91 grams per tonne gold cut-off for the Transition Zone and 1.61 grams per tonne gold cut-off for the MDZ, all assuming $1,400 per ounce gold.

i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.
j.	Minto mine – 1.2% copper cut-off assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.
k.
Neves-Corvo mine – 1.34% copper equivalent cut-off for the copper Mineral Reserves and 5.34% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $3.00 per pound copper, $0.95 per pound lead and $1.00 per pound zinc.

l.	Peñasquito mine - $1,200 per ounce gold, $17.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.
m.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.
n.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.
o.	San Dimas mine – $1,700 per ounce gold and $17.50 per ounce silver.
p.	Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper,$1,290 per ounce gold and $100 per tonne iron.
q.	Stillwater mines - combined platinum and palladium cut-off of 6.8 g/t.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [43]

r.	Stratoni mine – $273.40 per tonne NSR cut-off assuming $16.00 per ounce silver, $0.91 per pound lead and $1.00 per pound zinc.
s.	Sudbury mines - $1,300 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,155 per ounce platinum, $1,093 per ounce palladium and $22.68 per pound cobalt.
t.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
u.	Voisey’s Bay mines:
i.	Ovoid and SE Extension – Cdn $20.56 per tonne cut-off assuming $6.80 per pound nickel, $3.08 per pound copper and $29.48 per pound cobalt.
ii.	Discovery Hill - $29.52 per tonne cut-off assuming $8.16 per pound nickel, $3.18 per pound copper and $22.68 per pound cobalt.
iii.	Reid Brook Division 1 - $225.00 per tonne cut-off assuming $6.35 per pound nickel, $2.90 per pound copper and $20.41 per pound cobalt.
iv.
Reid Brook Divisions 2-4  - $275.00 per tonne cut-off assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.Eastern Deeps Mineral Reserves - $175.00 per tonne cut-off assuming $6.35 per pound nickel, $2.90 per pound copper and $20.41 per pound cobalt.

v.	Yauliyacu mine - $17.39 per ounce silver, $3.08 per pound copper, and $1.08 per pound zinc.
w.
Zinkgruvan mine – 6.1% zinc equivalent cut-off for the zinc Mineral Reserve and 1.4% copper cut-off for the copper Mineral Reserve, both assuming $3.00 per pound copper and $0.95 per pound lead and $1.00 per pound zinc.

x.	777 mine – $1,766.67 per ounce gold, $20.67 per ounce silver, $2.90 per pound copper and $1.04 per pound zinc.
9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 3.5% zinc cut-off for Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.
b.	Antamina mine - $3.30 per pound copper, $1.18 per pound zinc, $10.54 per pound molybdenum and $20.82 per ounce silver.
c.	Brewery Creek project – 0.37 g/t gold cut-off assuming $1,500 per ounce gold.
d.	Constancia mine – $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.
e.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.
f.	Cozamin mine - $50 per tonne NSR cut-off assuming $3.25 per pound copper, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.
g.	Keno Hill mines:
i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
ii.	Lucky Queen and Flame & Moth mines – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.
iii.	Onek mine - Cdn $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
iv.	Bermingham mine - Cdn $185 per tonne NSR cut-off assuming $20.00 per ounce silver, $0.95 per pound lead, $1.00 per pound zinc and $1,300 per ounce gold.
v.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.
h.
Kutcho project – 1.0% copper equivalent cut-off for the Main and Sumac deposits and 0.9% copper equivalent cut-off for Esso, all assuming $3.25 per pound copper, $1.25 per pound zinc, $1,550 per ounce gold and $20.00 per ounce silver.

i.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
j.	Los Filos mine - $1,400 per ounce gold and $4.39 per ounce silver.
k.	Marmato mine – 1.9 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the MDZ and Transition Zone, all assuming $1,500 per ounce gold.
l.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.
m.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.
n.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource.
o.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.
p.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.10 per pound lead and $1.40 per pound zinc.
q.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.
r.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.
s.	San Dimas mine – $1,750 per ounce gold and $18.50 per ounce silver.
t.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.
u.	Stillwater mines – geologic boundaries for Inferred Mineral Resources at both the Stillwater mine and East Boulder mine.
v.	Stratoni mine – Geologically constrained to massive sulfide contacts.
w.	Sudbury mines - $1,300 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,155 per ounce platinum, $1,093 per ounce palladium and $22.68 per pound cobalt.
x.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold and $3.00 per pound copper.
y.	Voisey’s Bay mines:
i.	Reid Brook Divisions 2-4 - $275.00 per tonne cut-off assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.
ii.	Discovery Hill - $29.52 per tonne assuming $8.16 per pound nickel, $3.18 per pound copper and $22.68 per pound cobalt.
z.	Yauliyacu mine – $20.82 per ounce silver, $3.30 per pound copper, and $1.18 per pound zinc.
aa.	Zinkgruvan mine – 4.5% zinc cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource.
bb.	777 mine – $1,766.67 per ounce gold, $20.67 per ounce silver, $2.90 per pound copper and $1.04 per pound zinc.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [44]

10.	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:
a.	Peñasquito – Newmont’s December 31, 2020 Resources and Reserves press release and
b.	Salobo – The Company has filed a technical report for the Salobo Mine, which is available on SEDAR at www.sedar.com
The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, as well as, the Company’s Mineral Resource and Mineral Reserve estimates for the Salobo mine.
11.
The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines.  Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002.  Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document.  As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:
a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.5 + 1) and Au = (Pd + Pt) x 0.0238
b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0323
12.
The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Sudbury gold interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

13.
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

14.
The Marmato purchase agreement provides that Caldas will deliver 6.5% of the gold production until 190 thousand ounces are delivered and 3.25% of gold production thereafter, as well as, 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter.  Attributable reserves and resources have been calculated on the 6.5% / 3.25% basis for gold and 100% / 50% basis for silver.

15.
The Company’s agreement with Gold X Mining Corp is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

16.
The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

17.
The Company’s agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the gold and silver production from the Kutcho project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine.  Attributable reserves and resources have been calculated on the 100% / 66.67% basis.

18.	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.
19.
The Antamina silver purchase agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion.  Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

20.
The Yauliyacu mine silver purchase agreement provides that per annum Wheaton will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due or occurs, and 50% of any excess.

21.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
22.
The Cozamin silver purchase agreement provides that Capstone will deliver 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 50% / 33% basis.

23.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.
24.
The Voisey’s Bay cobalt purchase agreement provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine.  Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

25.
The Company’s agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

26.
The Company’s agreement with Golden Predator is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced, above which the NSR will increase to 2.75%.  Golden Predator has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0M.  Attributable resources have been calculated on the 2.0% / 2.75% basis.

27.
The Santo Domingo gold purchase agreement provides that Capstone will deliver 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 100% / 67% basis.

28.
Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, silver at the Keno Hill mines  and the Loma de La Plata zone of the Navidad project, gold  at the Toroparu project and palladium at the Stillwater mines and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [45]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:
•
the successful negotiation and entering into of definitive documentation by the Company with Rio2, payment by the Company of US$50 million to Rio2 and the satisfaction of each party's obligations in accordance with the Fenix PMPA, the receipt by the Company of gold production in respect of the Fenix Gold Project;

•	the future price of commodities;
•	the impact of epidemics (including the COVID-19 pandemic), including the potential heightening of other risks;
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•
the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	statements as to the impact of the listing of the Company’s common shares on the LSE;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	projected increases to Wheaton's production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company's assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010;
•	audits for taxation years subsequent to 2015;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the future sales of Common Shares under, the amount of net proceeds from and the use of the net proceeds from, the ATM Program;
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to the outstanding class action and audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:
•
risks associated with the completion of documentation and diligence for the Fenix PMPA with Rio2 and the satisfaction of each party's obligations in accordance with the terms of the Fenix PMPA with Rio2;

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 pandemic);
•
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [46]

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•
risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•
Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
•	risks relating to the potential implementation of a 15% global minimum tax;
•	counterparty credit and liquidity risks;
•	mine operator concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to security over underlying assets;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•
inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks related to Wheaton’s acquisition strategy;
•	risks related to the market price of the common shares of Wheaton (the “Common Shares”);
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	equity price risks related to Wheaton’s holding of long‑term investments in other companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to unknown defects and impairments;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [47]

•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2020 and Form 6-Ks filed March 11, 2021 and August 12, 2021, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the "Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:
•
the completion of documentation and diligence in respect of the Fenix PMPA with Rio2, the payment of US$50 million to Rio2 and the satisfaction of each party's obligations in accordance with the terms of the Fenix PMPA with Rio2;

•	that there will be no material adverse change in the market price of commodities;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 pandemic);
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•
that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

•
that the sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Company’s Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•
that the trading of the Company’s Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•
that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there has been no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010);

•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2020 and other continuous disclosure documents filed by Wheaton since January 1, 2021, available on SEDAR at www.sedar.com. Wheaton’s Mineral
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [48]

Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101.  As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Definition Standards that are required under NI 43-101. However, while the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [49]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2021	2020	2021	2020
Sales	6	$268,957	$307,268	$923,468	$810,012
Cost of sales
Cost of sales, excluding depletion		$62,529	$70,119	$219,757	$202,238
Depletion	10	54,976	60,601	195,458	184,104
Total cost of sales		$117,505	$130,720	$415,215	$386,342
Gross margin		$151,452	$176,548	$508,253	$423,670
General and administrative expenses	7	13,595	21,326	44,030	56,307
Earnings from operations		$137,857	$155,222	$464,223	$367,363
Other (income) expense	8	1,108	2,624	(2,194)	(1,340)
Earnings before finance costs and income taxes		$136,749	$152,598	$466,417	$368,703
Finance costs	16.3	1,379	2,766	4,309	14,519
Earnings before income taxes		$135,370	$149,832	$462,108	$354,184
Income tax (expense) recovery	22	(433)	43	955	(3,601)
Net earnings		$134,937	$149,875	$463,063	$350,583
Basic earnings per share		$0.300	$0.334	$1.029	$0.782
Diluted earnings per share		$0.299	$0.332	$1.026	$0.779
Weighted average number of shares outstanding
Basic	20	450,326	449,125	449,977	448,484
Diluted	20	451,717	451,999	451,369	449,892

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [50]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2021	2020	2021	2020
Net earnings		$134,937	$149,875	$463,063	$350,583
Other comprehensive income
Items that will not be reclassified to net earnings
(Loss) gain on LTIs¹ - common shares held	14	$(18,468)	$16,879	$(21,011)	$(31,744)
Income tax recovery (expense) related to LTIs¹	22	627	(9)	(1,989)	5,145
Total other comprehensive (loss) income		$(17,841)	$16,870	$(23,000)	$(26,599)
Total comprehensive income		$117,096	$166,745	$440,063	$323,984

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
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Condensed Interim Consolidated Balance Sheets

	Note	As at September 30	As at December 31
(US dollars in thousands - unaudited)		2021	2020
Assets
Current assets
Cash and cash equivalents	21	$372,450	$192,683
Accounts receivable	9	10,392	5,883
Other	23	9,874	3,265
Total current assets		$392,716	$201,831
Non-current assets
Mineral stream interests	10	$5,505,663	$5,488,391
Early deposit mineral stream interests	11	34,741	33,241
Mineral royalty interest	12	6,606	3,047
Long-term equity investments	14	71,741	199,878
Convertible notes receivable	13	15,489	11,353
Property, plant and equipment	15	5,790	6,289
Other	24	13,994	13,242
Total non-current assets		$5,654,024	$5,755,441
Total assets		$6,046,740	$5,957,272
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$14,514	$13,023
Current portion of performance share units	19.1	13,348	17,297
Current portion of lease liabilities	16.2	801	773
Other		154	76
Total current liabilities		$28,817	$31,169
Non-current liabilities
Bank debt	16.1	$-	$195,000
Lease liabilities	16.2	2,258	2,864
Deferred income taxes	22	276	214
Performance share units	19.1	8,667	11,784
Pension liability		2,369	1,670
Total non-current liabilities		$13,570	$211,532
Total liabilities		$42,387	$242,701
Shareholders' equity
Issued capital	17	$3,685,032	$3,646,291
Reserves	18	50,769	126,882
Retained earnings		2,268,552	1,941,398
Total shareholders' equity		$6,004,353	$5,714,571
Total liabilities and shareholders' equity		$6,046,740	$5,957,272

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [52]

Condensed Interim Consolidated Statements of Cash Flows
		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2021	2020	2021	2020
Operating activities
Net earnings		$134,937	$149,875	$463,063	$350,583
Adjustments for
Depreciation and depletion		55,445	61,050	196,869	185,542
Interest expense	16.3	30	1,795	324	11,289
Equity settled stock based compensation		1,315	1,319	3,946	4,127
Performance share units	19.1	2,824	9,325	(7,128)	11,734
Pension expense		294	265	710	533
Income tax expense (recovery)	22	433	(43)	(955)	3,601
Loss (gain) on fair value adjustment of share purchase warrants held	8	1,246	1,107	2,392	845
Fair value (gain) loss on convertible note receivable	13	490	1,095	(4,136)	(1,382)
Investment income recognized in net earnings		(178)	(23)	(275)	(178)
Other		(9)	567	685	513
Change in non-cash working capital	21	4,434	3,656	(5,341)	2,771
Cash generated from operations before income taxes and interest		$201,261	$229,988	$650,154	$569,978
Income taxes recovered (paid)		-	-	(51)	70
Interest paid		(31)	(1,912)	(401)	(12,745)
Interest received		57	23	154	177
Cash generated from operating activities		$201,287	$228,099	$649,856	$557,480
Financing activities
Bank debt repaid	16.1	$-	$(153,000)	$(195,000)	$(387,000)
Credit facility extension fees	16.1	(54)	(6)	(1,727)	(1,373)
Share purchase options exercised	18.2	183	2,763	5,719	20,779
Lease payments	16.2	(196)	(132)	(583)	(438)
Dividends paid	17.2, 21	(57,235)	(37,309)	(160,784)	(120,312)
Cash (used for) generated from financing activities		$(57,302)	$(187,684)	$(352,375)	$(488,344)
Investing activities
Mineral stream interests	10	$(1,055)	$(40)	$(216,845)	$(40)
Early deposit mineral stream interests	11	(750)	(750)	(1,500)	(1,500)
Mineral royalty interest	12	-	-	(3,571)	-
Acquisition of long-term investments	14	(5,076)	(10,671)	(7,453)	(10,671)
Proceeds on disposal of long-term investments	14	-	49,454	112,188	49,577
Dividends received		110	-	110	-
Other		(171)	(363)	(691)	(691)
Cash generated from (used for) investing activities		$(6,942)	$37,630	$(117,762)	$36,675
Effect of exchange rate changes on cash and cash equivalents		$(39)	$25	$48	$37
Increase in cash and cash equivalents		$137,004	$78,070	$179,767	$105,848
Cash and cash equivalents, beginning of period		235,446	131,764	192,683	103,986
Cash and cash equivalents, end of period	21	$372,450	$209,834	$372,450	$209,834
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [53]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2020	447,771	$3,599,203	$83,077	$24,010	$6,405	$47,209	$160,701	$1,566,016	$5,325,920
Total comprehensive income (loss)
Net earnings		$-	$-	$-	$-	$-	$-	$200,708	$200,708
OCI [1]		-	-	-	-	(43,469)	(43,469)	-	(43,469)
Total comprehensive income (loss)		$-	$-	$-	$-	$(43,469)	$(43,469)	$200,708	$157,239
Income tax recovery (expense)		$(1,639)	$-	$-	$-	$-	$-	$-	$(1,639)
SBC [1] expense		-	-	1,153	1,655	-	2,808	-	2,808
Options [1] exercised	861	19,118	-	(3,501)	-	-	(3,501)	-	15,617
RSUs [1] released	128	2,857	-	-	(2,857)	-	(2,857)	-	-
Dividends (Note 17.2)	185	6,673	-	-	-	-	-	(89,676)	(83,003)
Realized gain on disposal of LTIs ¹ (Note 18.4)		-	-	-	-	(26)	(26)	26	-
At June 30, 2020	448,945	$3,626,212	$83,077	$21,662	$5,203	$3,714	$113,656	$1,677,074	$5,416,942
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$149,875	$149,875
OCI [1]		-	-	-	-	16,870	16,870	-	16,870
Total comprehensive income		$-	$-	$-	$-	$16,870	$16,870	$149,875	$166,745
Income tax recovery (expense)		$(92)	$-	$-	$-	$-	$-	$-	$(92)
SBC [1] expense		-	-	509	810	-	1,319	-	1,319
Options [1] exercised	189	4,526	-	(794)	-	-	(794)	-	3,732
Dividends (Note 17.2)	145	7,588	-	-	-	-	-	(44,896)	(37,308)
Realized gain on disposal of LTIs ¹ (Note 18.4)		-	-	-	-	(17,498)	(17,498)	17,498	-
At September 30, 2020	449,279	$3,638,234	$83,077	$21,377	$6,013	$3,086	$113,553	$1,799,551	$5,551,338
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$157,221	$157,221
OCI [1]		-	-	-	-	50,589	50,589	-	50,589
Total comprehensive income		$-	$-	$-	$-	$50,589	$50,589	$157,221	$207,810
Income tax recovery (expense)		$911	$-	$-	$-	-	$-	$-	$911
SBC [1] expense		-	-	503	802	-	1,305	-	1,305
Options [1] exercised	7	132	-	(25)	-	-	(25)	-	107
Dividends	172	7,014	-	-	-	-	-	(53,914)	(46,900)
Realized gain on disposal of LTIs ¹ (Note 18.4)		-	-	-	-	(38,540)	(38,540)	38,540	-
At December 31, 2020	449,458	$3,646,291	$83,077	$21,855	$6,815	$15,135	$126,882	$1,941,398	$5,714,571
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$328,126	$328,126
OCI [1]		-	-	-	-	(5,159)	(5,159)	-	(5,159)
Total comprehensive income		$-	$-	$-	$-	$(5,159)	$(5,159)	$328,126	$322,967
Income tax recovery (expense)		$1,106	$-	$-	$-	$-	$-	$-	$1,106
SBC [1] expense		-	-	1,030	1,602	-	2,632	-	2,632
Options [1] exercised	290	6,632	-	(1,096)	-	-	(1,096)	-	5,536
RSUs [1] released	117	2,815	-	-	(2,815)	-	(2,815)	-	-
Dividends (Note 17.2)	406	17,938	-	-	-	-	-	(121,487)	(103,549)
Realized gain on disposal of LTIs ¹ (Note 18.4)		-	-	-	-	(53,119)	(53,119)	53,119	-
At June 30, 2021	450,271	$3,674,782	$83,077	$21,789	$5,602	$(43,143)	$67,325	$2,201,156	$5,943,263
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$134,937	$134,937
OCI [1]		-	-	-	-	(17,841)	(17,841)	-	(17,841)
Total comprehensive income		$-	$-	$-	$-	$(17,841)	$(17,841)	$134,937	$117,096
Income tax recovery (expense)		$(269)	$-	$-	$-	$-	$-	$-	$(269)
SBC [1] expense		-	-	518	797	-	1,315	-	1,315
Options [1] exercised	7	213	-	(30)	-	-	(30)	-	183
Dividends (Note 17.2)	229	10,306	-	-	-	-	-	(67,541)	(57,235)
At September 30, 2021	450,507	$3,685,032	$83,077	$22,277	$6,399	$(60,984)	$50,769	$2,268,552	$6,004,353
1) Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
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Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.

As of September 30, 2021, the Company has entered into 26 long-term purchase agreements (three of which are early deposit agreements), with 19 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or "PMPA") relating to 24 mining assets which are currently operating, 8 which are at various stages of development and 1 which has been placed in care and maintenance, located in 12 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2021 were authorized for issue as of November 4, 2021 in accordance with a resolution of the Board of Directors.

Business Continuity and Employee Health and Safety
In accordance with local government restrictions and guidelines, Wheaton temporarily closed its physical offices in mid-March 2020 and successfully transitioned to telecommuting for all of its employees. During the third quarter of 2020, the physical offices were re-opened on a voluntary basis and during the third quarter of 2021, all staff returned to the physical offices on a part-time basis.

Partner Operations
During the second quarter of 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of the COVID-19 pandemic, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. All these mining operations resumed operations during the third quarter of 2020 and remained in operation for the balance of 2020 and are currently all in operation. There can be no assurance that our partners’ operations that are currently operational will continue to remain operational, or operate at expected levels, for the duration of the COVID-19 pandemic.

2.	Basis of Presentation and Statement of Compliance
These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2020 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2021 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

3.	Significant Accounting Policies
3.1.	Future Changes to Accounting Policies

The IASB has issued the following new or amended standards:

Amendment to IAS 16 - Property, Plant and Equipment
The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in the Statement of Earnings. This amendment is in effect January 1, 2022 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s Consolidated Statement of Earnings.

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:
•
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities; and

•	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
The implementation of this amendment is not expected to have a material impact on the Company.

Amendment to IAS 1- Presentation of Financial statements
The amendments to IAS 1 clarify the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is unaffected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The implementation of this amendment is not expected to have a material impact on the Company.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the condensed interim consolidated financial statements are described below.

Key Sources of Estimation Uncertainty
4.1.	Attributable Reserve, Resource and Exploration Potential Estimates
Mineral stream interests are significant assets of the Company, with a carrying value of $5.5 billion at September 30, 2021. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion
The Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets
The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation
The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 18.2, 18.3, and 19.1, respectively.

4.5.	Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 25. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments
4.6.	Functional Currency
The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

•	The entities’ revenues are denominated in US dollars;
•	The entities’ cash cost of sales are denominated in US dollars;
•	The majority of the entities’ cash is held in US dollars; and
•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.7.	Income Taxes
The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 25 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

4.8.	Leases
The Company assesses whether a contract contains a lease and, if so, recognizes a lease liability by discounting the future lease payments by using the Company’s estimated incremental borrowing rate. If the lease agreement contains an option to extend the lease, the Company must assess the likelihood of whether that option will be exercised. The determination of whether an option to extend a lease will be exercised requires significant management judgment, and providing the Company concludes that it is reasonably certain that the option to extend will be exercised, the lease payments during the extension period will comprise part of the right-of-use asset and corresponding lease liability.

5.	Financial Instruments
5.1.	Capital Risk Management
The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 16) and equity attributable to common shareholders, comprising of issued capital (Note 17), accumulated reserves (Note 18) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 16).

The Company is in compliance with the debt covenants at September 30, 2021, as described in Note 16.1.

5.2.	Categories of Financial Assets and Liabilities
The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Trade receivables from sales of cobalt and other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan and the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

	Note	September 30	December 31
(in thousands)		2021	2020
Financial assets
Financial assets mandatorily measured at FVTNE [1]
Cash and cash equivalents	21	$372,450	$192,683
Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 9	2,456	5,429
Long-term investments - warrants held		1,246	3,637
Convertible notes receivable	13	15,489	11,353
Investments in equity instruments designated at FVTOCI [1]
Long-term investments - common shares held	14	70,495	196,241
Financial assets measured at amortized cost
Non-revolving term loan	23	812	813
Trade receivables from sales of cobalt	9	7,921	-
Other accounts receivable	9	15	454
Total financial assets		$470,884	$410,610
Financial liabilities
Financial liabilities at amortized cost
Accounts payable and accrued liabilities		14,514	13,023
Bank debt	16	-	195,000
Pension liability		2,369	1,670
Total financial liabilities		$16,883	$209,693

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

5.3.	Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Additionally, the outstanding accounts receivable from the sales of cobalt are supported by a $10 million letter of credit. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at September 30, 2021 is considered to be negligible.

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		September 30	December 31
(in thousands)	Note	2021	2020
Cash and cash equivalents	21	$372,450	$192,683
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	2,456	5,429
Trade receivables from sales of cobalt	9	7,921	-
Other accounts receivables	9	15	454
Non-revolving term loan	23	812	813
Convertible notes receivable	13	15,489	11,353
Maximum exposure to credit risk related to financial assets		$399,143	$210,732

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

As it relates to the non-revolving term loan and the convertible note receivable, the Company has a security interest in the applicable mining concessions owned by Kutcho Copper Corp. (“Kutcho”) and with some exceptions, all present and after acquired property of Kutcho and its applicable subsidiaries.

5.4.	Liquidity Risk
The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at September 30, 2021, the Company had cash and cash equivalents of $372 million (December 31, 2020 - $193 million) and working capital of $364 million (December 31, 2020 - $171 million).

The Company holds equity investments of several companies (Note 14) with a combined market value at September 30, 2021 of $72 million (December 31, 2020 - $200 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows.

As at September 30, 2021
(in thousands)	2021	2022 - 2024	2025 - 2026	After 2026	Total
Non-derivative financial liabilities
Accounts payable and accrued liabilities	$14,514	$-	$-	$-	$14,514
Performance share units [1]	-	22,015	-	-	22,015
Pension liability [2]	2,369	-	-	-	2,369
Lease liability	224	2,732	312	-	3,268
Total	$17,107	$24,747	$312	$-	$42,166

1)	Assumes a weighted average performance factor of 186% (see Note 19.1).
2)	Any benefits under the SERP will be paid out to the employee over a 10-year period, or at the employee’s election, a shorter period upon the employee’s retirement from the Company.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

5.5.	Currency Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	September 30	December 31
(in thousands)	2021	2020
Monetary assets
Cash and cash equivalents	$852	$5,041
Accounts receivable	99	71
Long-term investments - common shares held	70,071	195,816
Long-term investments - warrants held	1,246	3,637
Convertible note receivable	15,489	11,353
Non-revolving term loan	812	813
Other long-term assets	3,517	3,519
Total Canadian dollar denominated monetary assets	$92,086	$220,250
Monetary liabilities
Accounts payable and accrued liabilities	$7,751	$8,011
Performance share units	17,642	23,405
Lease liability	2,034	2,403
Pension liability	2,369	1,670
Total Canadian dollar denominated monetary liabilities	$29,796	$35,489

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at September 30, 2021
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(778)	$778
Increase (decrease) in other comprehensive income	7,007	(7,007)
Increase (decrease) in total comprehensive income	$6,229	$(6,229)

	As at December 31, 2020
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(1,105)	$1,105
Increase (decrease) in other comprehensive income	19,582	(19,582)
Increase (decrease) in total comprehensive income	$18,477	$(18,477)

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

5.6.	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the three months ended September 30, 2021, the Company had no outstanding borrowings while during the nine months ended September 30, 2021, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 1.17%. During the three and nine months ended September 30, 2020, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 1.24% and 2.17%, respectively.

During the three and nine months ended September 30, 2021, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $Nil and $0.2 million, respectively, as compared to $1 million and $5 million during the comparable periods of the prior year.

5.7.	Other Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the three and nine months ended September 30, 2021 would have increased/decreased by approximately $7 million as a result of changes in the fair value of common shares held, as compared to $25 million for the comparable periods of the previous year.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		September 30, 2021
(in thousands)	Note	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	21	$372,450	$372,450	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	2,456	-	2,456	-
Long-term investments - common shares held	14	70,495	70,495	-	-
Long-term investments - warrants held		1,246	-	1,246	-
Kutcho Convertible Note	13	15,489	-	-	15,489
		$462,136	$442,945	$3,702	$15,489

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

		December 31, 2020
(in thousands)	Note	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	21	$192,683	$192,683	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	5,429	-	5,429	-
Long-term investments - common shares held	14	196,241	196,241	-	-
Long-term investments - warrants held	14	3,637	-	3,637	-
Kutcho Convertible Note	13	11,353	-	-	11,353
		$409,343	$388,924	$9,066	$11,353

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Trade accounts receivables, other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan as well as other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 16.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets
Cash and Cash Equivalents
The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held
The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets
Accounts Receivable Arising from Sales of Metal Concentrates
The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held
The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

5.8.3.	Valuation Techniques for Level 3 Assets
Convertible Note Receivable
The fair value of the Kutcho Convertible Note (Note 13), which is not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective convertible notes receivable.

As the expected volatility and market interest rate are not observable inputs, this convertible note receivable is classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 8).

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

As it relates to the Kutcho Convertible Note, management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 29% and has used an implied volatility of 30% in valuing the convertibility feature.

Holding all other variables constant, a fluctuation in interest rates of 1% and a fluctuation in the implied volatility used of 5% would have impacted the valuation as below:

	As at September 30, 2021
	Change in interest rate		Change in volatility
(in thousands)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Kutcho Convertible Note	$(357)	$369	$499	$(502)

6.	Revenue

	Three Months Ended September 30				Nine Months Ended September 30
(in thousands)	2021		2020		2021		2020
Sales
Gold credit sales	$121,416	45%	$171,734	56%	$418,734	45%	$490,528	61%
Silver
Silver credit sales	$110,116	41%	$98,839	32%	$375,840	41%	$230,872	28%
Concentrate sales	20,471	8%	24,595	8%	78,084	8%	55,622	7%
Total silver sales	$130,587	49%	$123,434	40%	$453,924	49%	$286,494	35%
Palladium credit sales	$13,834	5%	$12,100	4%	$36,932	4%	$32,990	4%
Cobalt sales	$3,120	1%	$-	0%	$13,878	2%	$-	0%
Total sales revenue	$268,957	100%	$307,268	100%	$923,468	100%	$810,012	100%

Gold, Silver and Palladium Credit Sales
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at September 30, 2021 or December 31, 2020. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.

Concentrate Sales
Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

Cobalt Sales
Cobalt is sold to a third-party sales agent who then onsells the cobalt to Wheaton approved third party customers. Revenue from the sale of cobalt is recognized once the third party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is transferred to the third-party sales agent.

7.	General and Administrative

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2021	2020	2021	2020
Salaries and benefits
Salaries and benefits, excluding PSUs		$4,283	$4,037	$13,626	$12,268
PSUs [1]	19.1	2,824	10,482	9,800	23,856
Total salaries and benefits		$7,107	$14,519	$23,426	$36,124
Depreciation		469	449	1,412	1,438
Donations		1,428	1,745	3,425	4,379
Professional fees		837	1,264	3,390	2,603
Other		2,439	2,030	8,431	7,636
General and administrative before equity settled stock based compensation		$12,280	$20,007	$40,084	$52,180
Equity settled stock based compensation [2]
Stock options	18.2	$518	$509	$1,547	$1,662
RSUs	18.3	797	810	2,399	2,465
Total equity settled stock based compensation		$1,315	$1,319	$3,946	$4,127
Total general and administrative		$13,595	$21,326	$44,030	$56,307

1)
The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 186% during the three and nine months ended September 30, 2021 as compared to 187% during the comparable periods of 2020.

2)	Equity settled stock based compensation is a non-cash expense.

8.	Other (Income) Expense

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2021	2020	2021	2020
Interest income		$(68)	$(23)	$(165)	$(178)
Dividends received		(110)	-	(110)	-
Foreign exchange (gain) loss		(516)	405	121	(816)
Net (gain) loss arising on financial assets mandatorily measured at FVTPL ¹
(Gain) loss on fair value adjustment of share purchase warrants held		1,246	1,107	2,392	845
(Gain) loss on fair value adjustment of convertible notes receivable	13	490	1,095	(4,136)	(1,382)
Other		66	40	(296)	191
Total other (income) expense		$1,108	$2,624	$(2,194)	$(1,340)

1)	FVTPL refers to Fair Value Through Profit or Loss

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

9.	Accounts Receivable

		September 30	December 31
(in thousands)	Note	2021	2020
Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$2,456	$5,429
Trade receivables from sales of cobalt	6	7,921	-
Other accounts receivable		15	454
Total accounts receivable		$10,392	$5,883

The trade receivables from sales of cobalt generally have extended payment terms with outstanding amounts being supported by a letter of credit.

10.	Mineral Stream Interests

Nine Months Ended September 30, 2021
Cost				Accumulated Depletion & Impairment [1]			Carrying Amount Sep 30, 2021
(in thousands)	Balance Jan 1, 2021	Additions (Reductions)	Balance Sep 30, 2021	Balance Jan 1, 2021	Depletion	Balance Sep 30, 2021
Gold interests
Salobo	$3,059,876	$-	$3,059,876	$(550,532)	$(53,777)	$(604,309)	$2,455,567
Sudbury [2]	623,864	-	623,864	(302,848)	(12,858)	(315,706)	308,158
Constancia	136,058	-	136,058	(30,489)	(3,828)	(34,317)	101,741
San Dimas	220,429	-	220,429	(38,227)	(10,585)	(48,812)	171,617
Stillwater [3]	239,352	-	239,352	(15,042)	(3,361)	(18,403)	220,949
Other [4]	402,232	58,991	461,223	(394,706)	(1,532)	(396,238)	64,985
	$4,681,811	$58,991	$4,740,802	$(1,331,844)	$(85,941)	$(1,417,785)	$3,323,017
Silver interests
Peñasquito	$524,626	$-	524,626	$(174,054)	$(22,102)	$(196,156)	$328,470
Antamina	900,343	-	900,343	(273,409)	(37,118)	(310,527)	589,816
Constancia	302,948	-	302,948	(85,904)	(8,507)	(94,411)	208,537
Other [5]	1,281,228	157,729	1,438,957	(806,253)	(29,908)	(836,161)	602,796
	$3,009,145	$157,729	$3,166,874	$(1,339,620)	$(97,635)	$(1,437,255)	$1,729,619
Palladium interests
Stillwater [3]	$263,721	$-	$263,721	$(22,332)	$(6,506)	$(28,838)	$234,883
Cobalt interests
Voisey's Bay	$393,422	$-	$393,422	$(165,912)	$(9,366)	$(175,278)	$218,144
	$8,348,099	$216,720	$8,564,819	$(2,859,708)	$(199,448)	$(3,059,156)	$5,505,663

1)
Includes cumulative impairment charges to September 30, 2021 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont, 777, Marmato and Santo Domingo gold interests.
5)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont, 777, Marmato and Cozamin silver interests.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

	Year Ended December 31, 2020
	Cost			Accumulated Depletion & Impairment [1]			Carrying Amount Dec 31, 2020
(in thousands)	Balance Jan 1, 2020	Additions (Reductions)	Balance Dec 31, 2020	Balance Jan 1, 2020	Depletion	Balance Dec 31, 2020
Gold interests
Salobo	$3,059,876	$-	$3,059,876	$(454,619)	$(95,913)	$(550,532)	$2,509,344
Sudbury [2]	623,864	-	623,864	(279,821)	(23,027)	(302,848)	321,016
Constancia	136,058	-	136,058	(25,652)	(4,837)	(30,489)	105,569
San Dimas	220,429	-	220,429	(26,062)	(12,165)	(38,227)	182,202
Stillwater [3]	239,352	-	239,352	(9,358)	(5,684)	(15,042)	224,310
Other [4]	402,232	-	402,232	(389,064)	(5,642)	(394,706)	7,526
	$4,681,811	$-	$4,681,811	$(1,184,576)	$(147,268)	$(1,331,844)	$3,349,967
Silver interests
Peñasquito	$524,626	$-	$524,626	$(149,924)	$(24,130)	$(174,054)	$350,572
Antamina	900,343	-	900,343	(231,533)	(41,876)	(273,409)	626,934
Constancia	302,948	-	302,948	(74,761)	(11,143)	(85,904)	217,044
Other [5]	1,283,054	(1,826)	1,281,228	(795,361)	(10,892)	(806,253)	474,975
	$3,010,971	$(1,826)	$3,009,145	$(1,251,579)	$(88,041)	$(1,339,620)	$1,669,525
Palladium interests
Stillwater [3]	$263,721	$-	$263,721	$(13,752)	$(8,580)	$(22,332)	$241,389
Cobalt interests
Voisey's Bay	$393,422	$-	$393,422	$(165,912)	$-	$(165,912)	$227,510
	$8,349,925	$(1,826)	$8,348,099	$(2,615,819)	$(243,889)	$(2,859,708)	$5,488,391

1)
Includes cumulative impairment charges to December 31, 2020 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont, 777, and Marmato gold interests.
5)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont, Cozamin, Marmato and 777 silver interests. During the third quarter of 2020, Wheaton agreed to modify the Keno Hill PMPA as it relates to the delivery payment per ounce of silver in exchange for 2 million common share purchase warrants from Alexco. The fair value of these warrants have been reflected as a reduction to the cost base of the Keno Hill silver interest.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2021			December 31, 2020
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Gold interests
Salobo	$2,063,094	$392,473	$2,455,567	$2,085,359	$423,985	$2,509,344
Sudbury [1]	245,097	63,061	308,158	269,834	51,182	321,016
Constancia	94,759	6,982	101,741	97,539	8,030	105,569
San Dimas	65,468	106,149	171,617	73,514	108,688	182,202
Stillwater [2]	198,017	22,932	220,949	199,616	24,694	224,310
Other [3]	28,329	36,656	64,985	7,526	-	7,526
	$2,694,764	$628,253	$3,323,017	$2,733,388	$616,579	$3,349,967
Silver interests
Peñasquito	$244,172	$84,298	$328,470	$258,267	$92,305	$350,572
Antamina	242,741	347,075	589,816	279,859	347,075	626,934
Constancia	197,017	11,520	208,537	202,475	14,569	217,044
Other [4]	282,218	320,578	602,796	98,383	376,592	474,975
	$966,148	$763,471	$1,729,619	$838,984	$830,541	$1,669,525
Palladium interests
Stillwater [2]	$224,913	$9,970	$234,883	$231,747	$9,642	$241,389
Cobalt interests
Voisey's Bay	$194,536	$23,608	$218,144	$203,436	$24,074	$227,510
	$4,080,361	$1,425,302	$5,505,663	$4,007,555	$1,480,836	$5,488,391

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Rosemont, 777, Marmato and Santo Domingo gold interests.
4)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont, Cozamin, Marmato and 777 silver interests.

Acquisition of Santo Domingo Precious Metals Purchase Agreement
On March 25, 2021, the Company announced that it had entered into a PMPA with Capstone Mining Corp. (“Capstone”) in respect to the Santo Domingo project located in the Atacama Region of Chile. Under the terms of the agreement, the Company will purchase 100% of the payable gold production until 285,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine. The Company will pay Capstone a total upfront cash consideration of $290 million, $30 million of which was paid on April 21, 2021 and the remainder of which is payable during construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures. In addition, the Company will make ongoing payments for gold ounces delivered equal to 18% of the spot gold price until the market value of gold delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot gold price thereafter.

11.	Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 25 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement
Toroparu	Gran Colombia	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine
Cotabambas	Panoro	Peru	11,500	128,500	140,000	25% ³	100% ³	Life of Mine
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100% ⁴	100% ⁴	Life of Mine
			$34,000	$324,500	$358,500
1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 25 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

12.	Mineral Royalty Interest
On January 5, 2021, the Company paid $3 million for a 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Brewery Creek quartz mineral claims owned by Golden Predator Exploration Ltd. (“Golden Predator”) located in the Yukon Territories, Canada and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”).  The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.

Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

13.	Convertible Notes Receivable
Kutcho Copper Corp.
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first seven interest payments, with all deferred payments being due no later than December 31, 2023. The deferred interest carries interest at 15% per annum, compounded semi-annually.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.
Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement (Note 11), the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note carried interest at 10% per annum, compounded semi-annually and payable annually.

Effective July 14, 2020, the Company elected to convert the outstanding principal on the Gold X Convertible Note into common shares of Gold X at Cdn$3.20 per share, with the outstanding amounts being converted into Canadian dollars using the exchange rate published by the Bank of Canada on July 13, 2020. In addition, the accrued interest on the Gold X Convertible Note was converted to common shares of Gold X at Cdn$3.57 per share. As a result, on
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

July 14, 2020 the Company received 4,467,317 common shares of Gold X and the Gold X Convertible Note was retired.

On June 4, 2021, Gran Colombia Gold Corp. (“Gran Colombia”) completed the acquisition of all of the issued and outstanding common shares of Gold X and as a result, all of the Company’s common shares of Gold X were exchanged for common shares of Gran Colombia at an exchange rate of 0.6948 common shares of Gran Colombia for each Gold X common share.

Convertible Notes Receivable Valuation Summary
The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

The value of the Gold X Convertible Note, which was converted into common shares of Gold X effective July 14, 2020, was determined by reference to the value of the shares received. Prior to electing to convert this convertible note receivable into common shares of Gold X, the Gold X Convertible Note was revalued quarterly using the same methodology as the Kutcho Convertible Note above.

A summary of the fair value of these convertible instruments and the fair value changes recognized as a component of the Company’s net earnings during the three and nine months ended September 30, 2021 and 2020 is presented below:

Three Months Ended September 30, 2021
(in thousands)	Fair Value at Jun 30, 2021	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2021
Kutcho	$ 15,979	$ -	$ -	$ (490)	$ 15,489

Three Months Ended September 30, 2020
(in thousands)	Fair Value at Jun 30, 2020	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2020
Kutcho	$ 10,836	$ -	$ -	$ -	$ 10,836
Gold X	13,497	-	(12,402)	(1,095)	-
Total	$ 24,333	$ -	$ (12,402)	$ (1,095)	$ 10,836

Nine Months Ended September 30, 2021
(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2021
Kutcho	$ 11,353	$ -	$ -	$ 4,136	$ 15,489

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

Nine Months Ended September 30, 2020
(in thousands)	Fair Value at Dec 31, 2019	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2020
Kutcho	$ 11,837	$ -	$ -	$ (1,001)	$ 10,836
Gold X	10,019	-	(12,402)	2,383	-
Total	$ 21,856	$ -	$ (12,402)	$ 1,382	$ 10,836

14.	Long-Term Equity Investments

	September 30	December 31
(in thousands)	2021	2020
Common shares held	$70,495	$196,241
Warrants held	1,246	3,637
Total long-term equity investments	$71,741	$199,878

Common Shares Held

	Three Months Ended September 30, 2021
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2021	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2021	Realized Gain on Disposal
Bear Creek	13,264	10.67%	$ 17,338	$ -	$ -	$ (6,407)	$ 10,931	$ -
Sabina	11,700	3.29%	16,520	-	-	(3,113)	13,407	-
Other			50,029	5,076	-	(8,948)	46,157	-
Total			$ 83,887	$ 5,076	$ -	$ (18,468)	$ 70,495	$ -

1)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended September 30, 2020
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2020	Cost of Additions [1]	Proceeds of Disposition [2]	Fair Value Adjustment Gains (Losses) [3]	Fair Value at Sep 30, 2020	Realized Gain on Disposal
Bear Creek	13,264	11.80%	$ 23,555	$ -	$ -	$ 7,769	$ 31,324	$ -
Sabina	11,700	3.59%	16,741	-	-	5,889	22,630	-
First Majestic	17,240	8.00%	201,384	-	(37,748)	(16)	163,620	16,089
Other			20,691	22,211	(11,706)	3,237	34,433	4,140
Total			$ 262,371	$ 22,211	$ (49,454)	$ 16,879	$ 252,007	$ 20,229

1)	Includes 4,467,317 common shares of Gold X received upon the conversion of the Gold X Convertible Note see Note 13 for more information.
2)	Disposals of shares classified as Other were initiated as the holdings were no longer considered to have strategic value.
3)	Fair Value Gains (Losses) are reflected as a component of OCI.

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

	Nine Months Ended September 30, 2021
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2021	Realized Gain on Disposal
Bear Creek	13,264	10.67%	$ 32,609	$ -	$ -	$ (21,678)	$ 10,931	$ -
Sabina	11,700	3.29%	30,233	-	-	(16,826)	13,407	-
First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530
Other			37,415	7,453	-	1,289	46,157	-
Total			$ 196,241	$ 7,453	$ (112,188)	$ (21,011)	$ 70,495	$ 60,530

1)	Disposals during 2021 were made in order to capitalize on the share appreciation resulting from the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Nine Months Ended September 30, 2020
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2019	Cost of Additions [1]	Proceeds of Disposition [2]	Fair Value Adjustment Gains (Losses) [3]	Fair Value at Sep 30, 2020	Realized Gain on Disposal
Bear Creek	13,264	11.80%	$ 27,983	$ -	$ -	$ 3,341	$ 31,324	$ -
Sabina	11,700	3.59%	17,296	-	-	5,334	22,630	-
First Majestic	17,240	8.00%	248,137	-	(37,748)	(46,769)	163,620	16,089
Other			16,341	23,571	(11,829)	6,350	34,433	4,170
Total			$ 309,757	$ 23,571	$ (49,577)	$ (31,744)	$ 252,007	$ 20,259

1)	Includes 4,467,317 common shares of Gold X received upon the conversion of the Gold X Convertible Note see Note 13 for more information.
2)	Disposals of shares classified as Other were initiated as the holdings were no longer considered to have strategic value.
3)	Fair Value Gains (Losses) are reflected as a component of OCI.

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

15.	Property, Plant and Equipment

	September 30, 2021
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total
Cost
Balance - January 1, 2021	$4,382	$4,793	$4,131	$13,306
Additions	-	-	626	626
Disposals	-	-	(5)	(5)
Balance - September 30, 2021	$4,382	$4,793	$4,752	$13,927
Accumulated Depreciation
Balance - January 1, 2021	$(2,906)	$(1,444)	$(2,667)	$(7,017)
Disposals	-	-	5	5
Depreciation	(240)	(563)	(322)	(1,125)
Balance - September 30, 2021	$(3,146)	$(2,007)	$(2,984)	$(8,137)
Net book value - September 30, 2021	$1,236	$2,786	$1,768	$5,790

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

	December 31, 2020
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total
Cost
Balance - January 1, 2020	$4,380	$4,738	$3,836	$12,954
Additions	2	55	429	486
Disposals	-	-	(134)	(134)
Balance - December 31, 2020	$4,382	$4,793	$4,131	$13,306
Accumulated Depreciation
Balance - January 1, 2020	$(2,518)	$(704)	$(2,421)	$(5,643)
Disposals	-	-	134	134
Depreciation	(388)	(740)	(380)	(1,508)
Balance - December 31, 2020	$(2,906)	$(1,444)	$(2,667)	$(7,017)
Net book value - December 31, 2020	$1,476	$3,349	$1,464	$6,289

16.	Credit Facilities
16.1.	Bank Debt

	September 30	December 31
(in thousands)	2021	2020
Current portion	$-	$-
Long-term portion	-	195,000
Gross bank debt outstanding [1]	$-	$195,000

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other (see Note 24).

On June 9, 2021, the term of the Company’s $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on June 9, 2026. The Company incurred fees of $2 million in relation to this extension.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at September 30, 2021.

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.00% to 2.05%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Upon the anticipated discontinuance of the LIBOR benchmark rate, amounts drawn under the Revolving Facility will incur interest based on the Secured Overnight Financing Rate (“SOFR”) or an alternate benchmark rate. Under both options, the interest rate shall not be less than 0%.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

16.2.	Lease Liabilities
The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

	September 30	December 31
(in thousands)	2021	2020
Current portion	$801	$773
Long-term portion	2,258	2,864
Total lease liabilities	$3,059	$3,637

The maturity analysis of these leases is as follows:

September 30
(in thousands)	2021
Not later than 1 year	$900
Later than 1 year and not later than 5 years	2,368
Later than 5 years	-
Total lease liabilities	$3,268

16.3.	Finance Costs
A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2021	2020	2021	2020
Interest Expense During Period
Average principal outstanding during period		$-	$567,056	$26,007	$686,659
Average effective interest rate during period	16.1	0.00%	1.24%	1.17%	2.17%
Total interest expense incurred during period		$-	$1,759	$229	$11,191
Costs related to undrawn credit facilities	16.1	1,349	971	3,985	3,230
Interest expense - lease liabilities	16.2	30	36	95	98
Total finance costs		$1,379	$2,766	$4,309	$14,519

17.	Issued Capital

	Note	September 30	December 31
(in thousands)		2021	2020
Issued capital
Share capital issued and outstanding: 450,507,312 common shares (December 31, 2020: 449,458,394 common shares)	17.1	$3,685,032	$3,646,291

17.1.	Shares Issued
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at September 30, 2021, the Company had no preference shares outstanding.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2020 to September 30, 2021 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2020	447,771,433
Share purchase options exercised [1]	860,955	Cdn$25.63
Restricted share units released [1]	128,405	Cdn$0.00
Dividend reinvestment plan [2]	185,453	US$23.81
At June 30, 2020	448,946,246
Share purchase options exercised [1]	189,408	Cdn$26.08
Dividend reinvestment plan [2]	144,822	US$52.39
At September 30, 2020	449,280,476
Share purchase options exercised [1]	6,000	Cdn$22.96
Dividend reinvestment plan [2]	171,918	US$40.80
At December 31, 2020	449,458,394
Share purchase options exercised [1]	289,745	Cdn$23.80
Restricted share units released [1]	116,880	Cdn$0.00
Dividend reinvestment plan [2]	406,470	US$44.13
At June 30, 2021	450,271,489
Share purchase options exercised [1]	7,095	Cdn$32.62
Dividend reinvestment plan [2]	228,728	US$45.06
At September 30, 2021	450,507,312

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1%.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

At the Market Equity Program
The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) in ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents under the equity offering sales agreement dated April 16, 2020.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at September 30, 2021, the Company has not issued any shares under the ATM program.

17.2.	Dividends Declared

	Three Months Ended September 30				Nine Months Ended September 30
(in thousands, except per share amounts)	2021		2020		2021		2020
Dividends declared per share	$0.15		$0.10		$0.42		$0.30
Average number of shares eligible for dividend	450,274		448,963		450,065		448,575
Total dividends paid	$67,541		$44,896		$189,027		$134,572
Paid as follows:
Cash	$57,235	85%	$37,308	83%	$160,783	85%	$120,311	89%
DRIP [1]	10,306	15%	7,588	17%	28,244	15%	14,261	11%
Total dividends paid	$67,541	100%	$44,896	100%	$189,027	100%	$134,572	100%
Shares issued under the DRIP	229		145		635		330

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.
2)	As at September 30, 2021, cumulative dividends of $1,456 million have been declared and paid by the Company.

18.	Reserves

	Note	September 30	December 31
(in thousands)		2021	2020
Reserves
Share purchase warrants	18.1	$83,077	$83,077
Share purchase options	18.2	22,277	21,855
Restricted share units	18.3	6,399	6,815
Long-term investment revaluation reserve, net of tax	18.4	(60,984)	15,135
Total reserves		$50,769	$126,882

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

18.1.	Share Purchase Warrants
The Company’s share purchase warrants (“warrants”) are presented below:
	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants expire on February 28, 2023. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

18.2.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Nine Months Ended September 30
	2021	2020
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$49.86	Cdn$33.47
Expected dividend yield	1.53%	1.78%
Expected volatility	35%	30%
Risk-free interest rate	0.51%	0.52%
Expected option life, in years	3.0	2.5
Weighted average fair value per option granted	Cdn$10.69	Cdn$5.57
Number of options issued during the period	317,560	451,110
Total fair value of options issued (000's)	$ 2,720	$ 1,807

No stock options were issued during the three months ended September 30, 2021 and September 30, 2020, respectively.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2020 to September 30, 2021 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2020	2,394,490	Cdn$27.08
Granted (fair value - $2 million or Cdn$5.57 per option)	451,110	33.47
Exercised	(860,955)	25.63
At June 30, 2020	1,984,645	Cdn$29.40
Exercised	(189,408)	26.08
At September 30, 2020	1,795,237	Cdn$29.68
Exercised	(6,000)	22.96
Forfeited	(2,420)	32.01
At December 31, 2020	1,786,817	Cdn$29.54
Granted (fair value - $3 million or Cdn$10.69 per option)	317,560	49.86
Exercised	(289,745)	23.80
At June 30, 2021	1,814,632	Cdn$33.92
Exercised	(7,095)	32.62
At September 30, 2021	1,807,537	Cdn$34.05

As it relates to share purchase options, during the three months ended September 30, 2021, the weighted average share price at the time of exercise was Cdn$56.73 per share (nine months - Cdn$50.18 per share), as compared to Cdn$68.91 per share (nine months - Cdn$54.12 per share) during the comparable period in 2020.

18.3.	Restricted Share Units (“RSUs”)
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2020 to September 30, 2021 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted
At January 1, 2020	366,323	$21.67
Granted (fair value - $3 million)	132,960	24.26
Released	(128,405)	22.25
At September 30, 2020	370,878	$22.40
Forfeited	(620)	24.11
At December 31, 2020	370,258	$22.40
Granted (fair value - $4 million)	96,680	39.95
Released	(116,880)	24.09
At September 30, 2021	350,058	$26.69

18.4.	Long-Term Investment Revaluation Reserve
The Company’s long-term investments in common shares (Note 14) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2020 to September 30, 2021 is presented below:

(in thousands)	Change in Fair Value	Deferred Tax Recovery (Expense)	Total
At January 1, 2020	$ 57,062	$ (9,853)	$ 47,209
Unrealized gain (loss) on LTIs [1]	(48,623)	5,154	(43,469)
Reallocate reserve to retained earnings upon disposal of LTIs [1]	(30)	4	(26)
At June 30, 2020	$ 8,409	$ (4,695)	$ 3,714
Unrealized gain (loss) on LTIs [1]	16,879	(9)	16,870
Reallocate reserve to retained earnings upon disposal of LTIs [1]	(20,229)	2,731	(17,498)
At September 30, 2020	$ 5,059	$ (1,973)	$ 3,086
Unrealized gain (loss) on LTIs [1]	57,600	(7,011)	50,589
Reallocate reserve to retained earnings upon disposal of LTIs [1]	(40,556)	2,016	(38,540)
At December 31, 2020	$ 22,103	$ (6,968)	$ 15,135
Unrealized gain (loss) on LTIs [1]	(2,543)	(2,616)	(5,159)
Reallocate reserve to retained earnings upon disposal of LTIs [1]	(60,530)	7,411	(53,119)
At June 30, 2021	$ (40,970)	$ (2,173)	$ (43,143)
Unrealized gain (loss) on LTIs [1]	(18,468)	627	(17,841)
At September 30, 2021	$ (59,438)	$ (1,546)	$ (60,984)

1)	LTIs refers to long-term investments in common shares held.

19.	Stock Based Compensation
The Company’s stock based compensation consists of share purchase options (Note 18.2), restricted share units (Note 18.3) and performance share units (Note 19.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

19.1.	Performance Share Units (“PSUs”)
The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2020 to September 30, 2021 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability
At January 1, 2020	604,692	$19,069
Granted	193,830	-
Accrual related to the fair value of the PSUs outstanding	-	13,374
Foreign exchange adjustment	-	(908)
Paid	(193,716)	(10,965)
At June 30, 2020	604,806	$20,570
Accrual related to the fair value of the PSUs outstanding	-	10,487
Foreign exchange adjustment	-	360
Paid	(10,426)	(1,157)
Forfeited	(1,230)	(5)
At September 30, 2020	593,150	$30,255
Accrual related to the fair value of the PSUs outstanding	-	(2,336)
Foreign exchange adjustment	-	1,161
At December 31, 2020	593,150	$29,080
Granted	134,180	-
Accrual related to the fair value of the PSUs outstanding	-	6,977
Foreign exchange adjustment	-	492
Paid	(213,820)	(16,929)
At June 30, 2021	513,510	$19,620
Accrual related to the fair value of the PSUs outstanding	-	2,824
Foreign exchange adjustment	-	(429)
At September 30, 2021	513,510	$22,015

A summary of the PSUs outstanding at September 30, 2021 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Sep 30, 2021	PSU Liability at Sep 30, 2021
2019	2022	186,730	$42.61	200%	84%	13,348
2020	2023	192,600	$42.04	177%	51%	7,387
2021	2024	134,180	$41.56	127%	18%	1,280
		513,510				$ 22,015

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

20.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2021	2020	2021	2020
Basic weighted average number of shares outstanding	450,326	449,125	449,977	448,484
Effect of dilutive securities
Share purchase options	1,041	1,106	1,034	1,034
Share purchase warrants	-	1,397	-	-
Restricted share units	350	371	358	374
Diluted weighted average number of shares outstanding	451,717	451,999	451,369	449,892

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$54.92 (nine months - Cdn$53.27), compared to Cdn$67.83 (nine months - Cdn$53.70) for the comparable period in 2020.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2021	2020	2021	2020
Share purchase warrants	10,000	-	10,000	10,000
Total	10,000	-	10,000	10,000

21.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2021	2020	2021	2020
Change in non-cash working capital
Accounts receivable	$2,572	$(4,104)	$(4,498)	$(2,610)
Accounts payable and accrued liabilities	2,796	7,408	1,776	6,666
Other	(934)	352	(2,619)	(1,285)
Total change in non-cash working capital	$4,434	$3,656	$(5,341)	$2,771

Non-Cash Transactions – Payment of Dividends Under DRIP
As more fully described in Note 17.2, during the nine months ended September 30, 2021, the Company declared and paid dividends to its shareholders in the amount of $0.42 per common share for total dividends of $189 million. Approximately 15% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company's dividend reinvestment plan ("DRIP"). As a result, $161 million of dividend payments were made in cash and $28 million in common shares issued. For the comparable period in 2020, the Company declared and
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [83]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

paid dividends to its shareholders in the amount of $0.30 per common share for total dividends of $135 million, with the payment being comprised of $121 million in cash and $14 million in common shares issued.

Cash and Cash Equivalents

		September 30	December 31
(in thousands)	Note	2021	2020
Cash and cash equivalents comprised of:
Cash		$167,473	$192,683
Cash equivalents		204,977	-
Total cash and cash equivalents		$372,450	$192,683

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

22.	Income Taxes
A summary of the Company’s income tax expense (recovery) is as follows:

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2021	2020	2021	2020
Current income tax expense (recovery)	$34	$(2,693)	$(6,105)	$(2,606)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$4,006	$6,371	$17,942	$11,245
Write down (reversal of write down) or recognition of prior period temporary differences	(3,607)	(3,721)	(12,792)	(5,038)
Total deferred income tax expense (recovery)	$399	$2,650	$5,150	$6,207
Income tax expense (recovery) recognized in net earnings	$433	$(43)	$(955)	$3,601

Income tax recognized as a component of OCI is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2021	2020	2021	2020
Income tax expense (recovery) related to LTIs - common shares held	$(627)	$9	$1,989	$(5,145)

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2021	2020	2021	2020
Income tax expense (recovery) recognized in equity	$269	$92	$(837)	$1,731
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [84]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2021	2020	2021	2020
Earnings before income taxes	$135,370	$149,832	$462,108	$354,184
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense (recovery) based on above rates	$36,550	$40,455	$124,769	$95,630
Non-deductible stock based compensation and other	693	1,121	1,586	2,589
Differences in tax rates in foreign jurisdictions	(34,457)	(39,465)	(116,818)	(96,717)
Current period unrecognized temporary differences	1,254	1,567	2,300	7,137
Write down (reversal of write down) or recognition of prior period temporary differences	(3,607)	(3,721)	(12,792)	(5,038)
Income tax expense (recovery)	$433	$(43)	$(955)	$3,601

The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the nine months ended September 30, 2021 and the year ended December 31, 2020 is shown below:

	Nine Months Ended September 30, 2021
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital loss carryforward [1]	$5,894	$(836)	$-	$(334)	$4,724
Capital loss carryforward	761	-	(761)	-	-
Other [2]	5,500	(3,411)	-	-	2,089
Deferred tax liabilities
Interest capitalized for accounting	(87)	-	-	-	(87)
Debt financing fees [3]	(728)	(8)	-	-	(736)
Unrealized gains on long-term investments	(7,808)	35	6,183	-	(1,590)
Mineral stream interests [4]	(3,532)	(868)	-	-	(4,400)
Foreign withholding tax	(214)	(62)	-	-	(276)
Total	$(214)	$(5,150)	$5,422	$(334)	$(276)
1)	As at September 30, 2021, the Company had recognized the tax effect on $17 million of non-capital losses against deferred tax liabilities.
2)	Other includes capital assets, charitable donation carryforward and PSU and pension liabilities.
3)
Debt and share financing fees are deducted over a five year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)
The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [85]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

	Year Ended December 31, 2020
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital loss carryforward	$8,756	$(2,077)	$-	$(785)	$5,894
Capital loss carryforward	8,953	(4,733)	(3,459)	-	761
Other	694	4,806	-	-	5,500
Deferred tax liabilities
Interest capitalized for accounting	(87)	-	-	-	(87)
Debt and share financing fees	(711)	18	-	(35)	(728)
Unrealized gains on long-term investments	(14,073)	(79)	6,344	-	(7,808)
Mineral stream interests	(3,532)	-	-	-	(3,532)
Foreign withholding tax	(148)	(66)	-	-	(214)
Total	$(148)	$(2,131)	$2,885	$(820)	$(214)

Deferred income tax assets in Canada not recognized are shown below:

	September 30	December 31
(in thousands)	2021	2020
Non-capital loss carryforward [1]	$23,408	$26,313
Mineral stream interests	85,116	96,646
Other	5,422	2,296
Kutcho Convertible Note	1,023	1,330
Unrealized losses on long-term investments	10,238	5,125
Total	$125,207	$131,710

1)	As at September 30, 2021, the Company had not recognized the tax effect on $87 million of non-capital losses as a deferred tax asset.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [86]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

23.	Other Current Assets
The composition of other current assets is shown below:

		September 30	December 31
(in thousands)	Note	2021	2020
Non-revolving term loan		$812	$813
Prepaid expenses		2,891	2,388
Cobalt inventory		6,108	-
Other		63	64
Total other current assets		$9,874	$3,265

Non-revolving term loan
On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million). The credit facility carries interest at 15% per annum, compounded monthly and has a revised maturity date of December 31, 2021.

Cobalt inventory
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Inventory is stated at the lower of cost and net realizable value less estimated costs necessary to make the sale and includes depletion.

24.	Other Long-Term Assets
The composition of other long-term assets is shown below:

		September 30	December 31
(in thousands)	Note	2021	2020
Intangible assets		$2,748	$3,036
Debt issue costs - Revolving Facility	16.1	5,950	5,202
Other		5,296	5,004
Total other long-term assets		$13,994	$13,242

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [87]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

25.	Commitments and Contingencies
Mineral Stream Interests
The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased				Per Unit of Measurement Cash Payment [1]				Term of Agreement	Date of Original Contract
	Gold	Silver	Palladium	Cobalt	Gold	Silver	Palladium	Cobalt
Peñasquito	0%	25%	0%	0%	n/a	$4.29	n/a	n/a	Life of Mine	24-Jul-07
Constancia	50%	100%	0%	0%	$412 ²	$6.08 ²	n/a	n/a	Life of Mine	8-Aug-12
Salobo	75%	0%	0%	0%	$412	n/a	n/a	n/a	Life of Mine	28-Feb-13
Sudbury	70%	0%	0%	0%	$400	n/a	n/a	n/a	20 years	28-Feb-13
Antamina	0%	33.75%	0%	0%	n/a	20%	n/a	n/a	Life of Mine	3-Nov-15
San Dimas	variable ³	0% ³	0%	0%	$618	n/a	n/a	n/a	Life of Mine	10-May-18
Stillwater	100%	0%	4.5% ⁴	0%	18% ⁵	n/a	18% ⁵	n/a	Life of Mine	16-Jul-18
Voisey's Bay	0%	0%	0%	42.4% ⁶	n/a	n/a	n/a	18% ⁷	Life of Mine	11-Jun-18
Other
Los Filos	0%	100%	0%	0%	n/a	$4.53	n/a	n/a	25 years	15-Oct-04
Zinkgruvan	0%	100%	0%	0%	n/a	$4.46	n/a	n/a	Life of Mine	8-Dec-04
Yauliyacu	0%	100% ⁸	0%	0%	n/a	$8.98 ⁹	n/a	n/a	Life of Mine	23-Mar-06
Stratoni	0%	100%	0%	0%	n/a	$11.54	n/a	n/a	Life of Mine	23-Apr-07
Neves-Corvo	0%	100%	0%	0%	n/a	$4.38	n/a	n/a	50 years	5-Jun-07
Aljustrel	0%	100% ¹⁰	0%	0%	n/a	50%	n/a	n/a	50 years	5-Jun-07
Minto	100% ¹¹	100%	0%	0%	65% ¹²	$4.31	n/a	n/a	Life of Mine	20-Nov-08
Keno Hill	0%	25%	0%	0%	n/a	variable ¹³	n/a	n/a	Life of Mine	2-Oct-08
Pascua-Lama	0%	25%	0%	0%	n/a	$3.90	n/a	n/a	Life of Mine	8-Sep-09
Rosemont	100%	100%	0%	0%	$450	$3.90	n/a	n/a	Life of Mine	10-Feb-10
Loma de La Plata	0%	12.5%	0%	0%	n/a	$4.00	n/a	n/a	Life of Mine	n/a ¹⁴
777	50%	100%	0%	0%	$429 ²	$6.32 ²	n/a	n/a	Life of Mine	8-Aug-12
Marmato	6.5% ¹⁵	100% ¹⁵	0%	0%	18% ¹⁶	18% ¹⁶	n/a	n/a	Life of Mine	5-Nov-20
Cozamin	0%	50% ¹⁷	0%	0%	n/a	10%	n/a	n/a	Life of Mine	10-Dec-20
Santo Domingo	100% ¹⁸	0%	0%	0%	18% ⁵	n/a	n/a	n/a	Life of Mine	24-Mar-21
Early Deposit
Toroparu	10%	50%	0%	0%	$400	$3.90	n/a	n/a	Life of Mine	11-Nov-13
Cotabambas	25% ¹⁹	100% ¹⁹	0%	0%	$450	$5.90	n/a	n/a	Life of Mine	21-Mar-16
Kutcho	100% ²⁰	100% ²⁰	0%	0%	20%	20%	n/a	n/a	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per ounce of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per ounce of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.48, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Per annum the Company will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess.
9)
Should the market price of silver exceed $20 per ounce, in addition to the $8.98 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.98 per ounce of silver delivered.

10)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
12)
The Company is currently negotiating an amendment to the Minto PMPA such that the cash payment per ounce of gold delivered will be the lower of 65% of the spot price of gold and $1,250. This proposed amended pricing will end on the earlier of (i) January 27, 2023; or (ii) once 27,000 ounces of gold have been delivered to the Company. Once this proposed amended pricing ends, the cash payment per ounce of gold delivered will be the lower of 50% of the spot price of gold and $1,000. In the event that the parties are unable to finalize the terms of the proposed amendment, the production payment will remain as set out in the existing Minto PMPA, being a fixed price of $325 per ounce.

13)
Effective July 2020, the price paid per ounce of silver delivered under the Keno Hill PMPA has been modified to be between 10% of the spot price of silver when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

14)	Terms of the agreement not yet finalized.
15)
Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 3.25% and 50%, respectively.

16)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
17)	Once Wheaton has received 10 million ounces, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
18)	Once the Company has received 285,000 ounces of gold the Company’s attributable gold production will be reduced to 67%.
19)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

20)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production will decrease to 66.67% of gold and silver production for the life of mine.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [88]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2021	2022 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments	Total
Payments for mineral stream interests
Rosemont [1]	$-	$-	$-	$-	$-	$231,150	$231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Marmato	4,000	-	-	-	4,000	72,000	76,000
Santo Domingo	-	-	-	-	-	260,000	260,000
Salobo [2]	-	646,000	-	-	646,000	-	646,000
Constancia [3]	4,000	-	-	-	4,000	-	4,000
Payments for early deposit mineral stream interest
Toroparu [4]	-	138,000	-	-	138,000	-	138,000
Cotabambas	-	2,500	-	-	2,500	126,000	128,500
Kutcho	-	-	-	-	-	58,000	58,000
Non-revolving credit facility [5]	208	-	-	-	208	-	208
Leases liabilities	224	2,732	312	-	3,268	-	3,268
Total contractual obligations	$8,432	$789,232	$312	$-	$797,976	$779,550	$1,577,526
1)	Includes contingent transaction costs of $1 million.
2)
As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2022, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million.

3)
As more fully explained on the following page, if Hudbay mines and processes four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company will make an additional deposit payment of $4 million to Hudbay.

4)	The Company anticipates construction to begin in this period.
5)	Represents the maximum amount available to Kutcho under the non-revolving credit facility (Note 23).

Rosemont
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million and certain other customary conditions. Under the Rosemont PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. On June 22, 2020 Hudbay announced that they had filed the initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to appealing this decision. As per Hudbay’s MD&A for the year ended December 31, 2020, final briefs were filed in November 2020 and the oral hearing was completed in early February 2021. Hudbay has indicated that a decision from the Ninth Circuit is expected in the second half of 2021.

Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Gold total upfront cash payments of $110 million. Of this amount, $34 million was paid on April 15, 2021; $4 million is payable upon Aris Gold satisfying certain conditions in relation to the advancement of the Deep Zones Project; and the remaining amount is payable during the construction of the MDZ development portion of the Marmato mine, subject to customary conditions.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [89]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay Gran Colombia (formerly Gold X) an additional $138 million, payable on an installment basis to partially fund construction of the mine. Gran Colombia is to deliver certain feasibility documentation by December 31, 2021. Following the delivery of this documentation (or after December 31, 2021 if the feasibility documentation has not been delivered to Wheaton by such date) Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Gran Colombia may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $12 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $2 million to Panoro, spread over up to three years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo
The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the second half of 2022 with a 15-month ramp-up period, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa.
If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $923 million if throughput is expanded beyond 40 Mtpa by January 1, 2022. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) during 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was paid on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Constancia
On May 10, 2021, Wheaton and Hudbay agreed to amend the Constancia streaming agreement so that Hudbay would no longer be required to deliver an additional 8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from Pampacancha by June 30, 2021. As part of this amendment, Hudbay has agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha and if Hudbay mines and processes four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company will make an additional deposit payment of $4 million to Hudbay.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [90]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

Canada Revenue Agency – Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments
The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $8 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

Canadian Shareholder Class Action
During July 2015, the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”). By Notice of Action dated August 10, 2016 (as amended September 2, 2016 and supplemented by Statement of Claim filed September 9, 2016 (collectively, the “Claim”)), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The Claim alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario) and its provincial equivalents, common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The Claim purports to be brought on behalf of proposed a class of persons and entities who acquired common shares of Wheaton Precious Metals Corp. between August 14, 2013 and July 6, 2015 and held some or all of such common shares as of at least July 6, 2015. On July 21, 2020, the Company received a motion record in support of a proposed motion seeking the following (among other relief): (i) leave of the court to commence a secondary market action pursuant to section 138.3(1) of the Securities Act (Ontario) and equivalent provisions in the applicable provincial securities statutes: (ii) certification of the (amended) class and proposed common issues; (iii) leave to file an amended Statement of Claim to include further particulars and to refer to various provincial securities laws; and (iv) the appointment of a new class representative (Ms. Miriam Rosenszajn) in place of Ms. Poirier. The certification and leave motions were jointly heard in October 2021 and the parties await a decision of the Court.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.
Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the 2018 settlement with the CRA of the transfer pricing dispute relating to the 2005-2010 taxation years (“CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.  From time to time there may also be proposed legislative changes to law, including, but not limited to, the potential implementation of a 15% global minimum tax, or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is also not known or determinable by the Company.

General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of
WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [91]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

26.	Segmented Information
Operating Segments
The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended September 30, 2021
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Gold
Salobo	$63,154	$14,501	$13,149	$35,504	$50,404	$2,455,567
Sudbury [1]	3,436	766	1,962	708	2,242	308,158
Constancia	14,645	3,352	2,570	8,723	11,487	101,741
San Dimas	20,365	7,014	3,658	9,693	13,351	171,617
Stillwater	5,061	918	1,119	3,024	4,144	220,949
Other [2]	14,755	4,854	315	9,586	9,887	64,985
Total gold interests	$121,416	$31,405	$22,773	$67,238	$91,515	$3,323,017
Silver
Peñasquito	$53,259	$9,483	$7,844	$35,932	$43,776	$328,470
Antamina	36,000	7,196	11,301	17,503	28,993	589,816
Constancia	11,668	2,932	3,660	5,076	9,033	208,537
Other [3]	29,660	8,171	5,803	15,686	24,011	602,796
Total silver interests	$130,587	$27,782	$28,608	$74,197	$105,813	$1,729,619
Palladium
Stillwater	$13,834	$2,667	$2,523	$8,644	$11,168	$234,883
Cobalt
Voisey's Bay	$3,120	$675	$1,072	$1,373	$159	$218,144
Total mineral stream interests	$268,957	$62,529	$54,976	$151,452	$208,655	$5,505,663
Other
General and administrative				$(13,595)	$(6,432)
Finance costs				(1,379)	(1,039)
Other				(1,108)	103
Income tax				(433)	-
Total other				$(16,515)	$(7,368)	$541,077
Consolidated				$134,937	$201,287	$6,046,740

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Rosemont and Santo Domingo gold interests.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

Three Months Ended September 30, 2020
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Gold
Salobo	$113,319	$24,313	$22,306	$66,700	$91,917	$2,529,258
Sudbury [1]	15,161	3,143	6,533	5,485	12,018	327,352
Constancia	7,819	1,673	1,388	4,758	6,147	106,870
San Dimas	18,423	5,929	3,052	9,442	14,309	185,835
Stillwater	5,734	1,039	1,354	3,341	4,695	225,688
Other [2]	11,278	2,473	1,783	7,022	8,804	9,184
Total gold interests	$171,734	$38,570	$36,416	$96,748	$137,890	$3,384,187
Silver
Peñasquito	$44,154	$7,662	$5,832	$30,660	$36,492	$355,167
Antamina	26,758	5,092	9,527	12,139	21,666	641,521
Constancia	10,190	2,485	3,167	4,538	7,704	220,417
Other [3]	42,332	14,187	3,286	24,859	24,333	475,613
Total silver interests	$123,434	$29,426	$21,812	$72,196	$90,195	$1,692,718
Palladium
Stillwater	$12,100	$2,123	$2,373	$7,604	$9,977	$243,354
Cobalt
Voisey's Bay	$-	$-	$-	$-	$-	$227,510
Total mineral stream interests	$307,268	$70,119	$60,601	$176,548	$238,062	$5,547,769
Other
General and administrative				$(21,326)	$(7,239)
Finance costs				(2,766)	(2,820)
Other				(2,624)	96
Income tax				43	-
Total other				$(26,673)	$(9,963)	$543,418
Consolidated				$149,875	$228,099	$6,091,187

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 and Minto gold interests as well as the non-operating Rosemont gold interests.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

Nine Months Ended September 30, 2021
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Gold
Salobo	$258,549	$59,306	$53,777	$145,466	$200,993	$2,455,567
Sudbury [1]	22,742	5,020	12,858	4,864	17,722	308,158
Constancia	21,829	4,983	3,828	13,018	17,040	101,741
San Dimas	58,981	20,226	10,585	28,170	38,755	171,617
Stillwater	15,212	2,768	3,361	9,083	12,444	220,949
Other [2]	41,421	13,418	1,532	26,471	27,981	64,985
Total gold interests	$418,734	$105,721	$85,941	$227,072	$314,935	$3,323,017
Silver
Peñasquito	$159,374	$26,720	$22,102	$110,552	$132,655	$328,470
Antamina	126,484	25,260	37,118	64,106	100,597	589,816
Constancia	28,605	6,792	8,507	13,306	22,109	208,537
Other [3]	139,461	45,387	29,908	64,166	97,241	602,796
Total silver interests	$453,924	$104,159	$97,635	$252,130	$352,602	$1,729,619
Palladium
Stillwater	$36,932	$6,804	$6,506	$23,622	$30,128	$234,883
Cobalt
Voisey's Bay	$13,878	$3,073	$5,376	$5,429	$1,244	$218,144
Total mineral stream interests	$923,468	$219,757	$195,458	$508,253	$698,909	$5,505,663
Other
General and administrative				$(44,030)	$(46,162)
Finance costs				(4,309)	(3,246)
Other				2,194	407
Income tax				955	(52)
Total other				$(45,190)	$(49,053)	$541,077
Consolidated				$463,063	$649,856	$6,046,740

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Rosemont and Santo Domingo gold interests.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

Nine Months Ended September 30, 2020
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Gold
Salobo	$350,119	$82,838	$75,999	$191,282	$271,113	$2,529,258
Sudbury [1]	35,407	8,037	16,691	10,679	27,273	327,352
Constancia	18,310	4,240	3,536	10,534	14,070	106,870
San Dimas	46,836	16,485	8,532	21,819	32,166	185,835
Stillwater	16,581	2,965	4,306	9,310	13,616	225,688
Other [2]	23,275	5,510	3,984	13,781	17,766	9,184
Total gold interests	$490,528	$120,075	$113,048	$257,405	$376,004	$3,384,187
Silver
Peñasquito	$116,091	$25,667	$19,535	$70,889	$90,424	$355,167
Antamina	61,459	11,937	27,289	22,233	49,521	641,521
Constancia	20,480	6,083	7,770	6,627	14,398	220,417
Other [3]	88,464	32,613	9,847	46,004	53,355	475,613
Total silver interests	$286,494	$76,300	$64,441	$145,753	$207,698	$1,692,718
Palladium
Stillwater	$32,990	$5,863	$6,615	$20,512	$27,127	$243,354
Cobalt
Voisey's Bay	$-	$-	$-	$-	$-	$227,510
Total mineral stream interests	$810,012	$202,238	$184,104	$423,670	$610,829	$5,547,769
Other
General and administrative				$(56,307)	$(38,529)
Finance costs				(14,519)	(15,572)
Other				1,340	682
Income tax				(3,601)	70
Total other				$(73,087)	$(53,349)	$543,418
Consolidated				$350,583	$557,480	$6,091,187

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 and Minto gold interests as well as the non-operating Rosemont gold interest.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto, and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [95]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

Geographical Areas
The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales					Carrying Amount at September 30, 2021
(in thousands)	Three Month Ended Sep 30, 2021		Nine Months Ended Sep 30, 2021		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total
North America
Canada	$24,809	9%	$85,341	9%	$315,685	$28,180	$-	$218,144	$562,009	10%
United States	18,896	7%	52,143	6%	220,949	566	234,883	-	456,398	8%
Mexico	78,025	29%	233,568	25%	171,616	472,160	-	-	643,776	12%
Europe
Greece	989	0%	8,332	1%	-	-	-	-	-	0%
Portugal	7,788	3%	32,082	3%	-	19,361	-	-	19,361	0%
Sweden	7,588	3%	24,570	3%	-	31,615	-	-	31,615	1%
South America
Argentina/Chile [1]	-	0%	-	0%	-	253,514	-	-	253,514	5%
Argentina	-	0%	-	0%	-	10,889	-	-	10,889	0%
Chile	-	0%	-	0%	31,274	-	-	-	31,274	1%
Brazil	63,154	23%	258,549	28%	2,455,567	-	-	-	2,455,567	45%
Peru	66,697	26%	223,894	24%	101,741	906,741	-	-	1,008,482	17%
Colombia	1,011	0%	4,989	1%	26,185	6,593	-	-	32,778	1%
Consolidated	$268,957	100%	$923,468	100%	$3,323,017	$1,729,619	$234,883	$218,144	$5,505,663	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales					Carrying Amount at September 30, 2020
(in thousands)	Three Month Ended Sep 30, 2020		Nine Months Ended Sep 30, 2020		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total
North America
Canada	$29,473	10%	$63,951	8%	$336,537	$28,788	$-	$227,510	$592,835	11%
United States	17,834	6%	49,571	6%	225,688	566	243,354	-	469,608	8%
Mexico	63,041	21%	164,456	20%	185,834	356,460	-	-	542,294	10%
Europe
Greece	3,360	1%	7,053	1%	-	-	-	-	-	0%
Portugal	8,965	3%	22,553	3%	-	20,464	-	-	20,464	0%
Sweden	12,271	4%	26,016	3%	-	33,374	-	-	33,374	1%
South America
Argentina/Chile [1]	-	0%	-	0%	-	264,403	-	-	264,403	5%
Brazil	113,318	36%	350,119	43%	2,529,258	-	-	-	2,529,258	46%
Peru	59,006	19%	126,293	16%	106,870	988,663	-	-	1,095,533	19%
Consolidated	$307,268	100%	$810,012	100%	$3,384,187	$1,692,718	$243,354	$227,510	$5,547,769	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [96]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021 (US Dollars)

27.	Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.13 per common share for the duration of 2021. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 4, 2021, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on November 22, 2021 and is expected to be distributed on or about December 6, 2021. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2021 THIRD QUARTER REPORT [97]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: LSE

DIRECTORS
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
GLENN IVES
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
AST Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@astfinancial.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:  1 604 684 9648
TF: 1 800 380 8687
E:  info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 – 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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